ALAMOS GOLD INC.

TSX:AGI | NYSE:AGI

# MANAGEMENT INFORMATION CIRCULAR

## Annual General Special Meeting of Shareholders

## May 23, 2024

INVITATION TO OUR VIRTUAL AGSM
April 1, 2024

Fellow shareholders:
On behalf of the Board of Directors and management of Alamos Gold Inc. (the “Company”), I would like to invite you to attend the annual general and special meeting of shareholders that will be held on Thursday, May 23, 2024, at 4:00 p.m. (Toronto time). To permit a greater number of shareholders to participate, we have once again made the decision to hold a virtual meeting, as set out in further detail in the accompanying notice and management information circular.
The enclosed management information circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors, among other things. It also describes the Board of Directors role and responsibilities. In addition to these items, we will discuss, at the meeting, highlights of our 2023 performance and our plans for the future.
Your participation in the affairs of the Company is important to us. You should exercise your vote, either online at the meeting, by completing and returning your proxy form, by telephone or online in advance of the meeting.
Best regards,

John A. McCluskey
President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Meeting Information
Date:	Thursday, May 23, 2024
Time:	4:00 p.m., Toronto time
Live Webcast:	https://web.lumiconnect.com/425475736

You are invited to attend the annual general and special meeting of shareholders (the “Meeting”) of Alamos Gold Inc. (the “Company” or “Alamos”), where you will be asked to:

1.receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2023, and the auditors’ report thereon;
2.elect nine (9) directors who will serve until the next annual meeting of shareholders;
3.re-appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;
4.to approve an amendment to the Company’s articles of incorporation to increase the permitted size of the Board of Directors from ten (10) to twelve (12) directors; and
5.consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders will also transact such other business as may properly be brought before the Meeting (or adjournment thereof).
The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast, where all shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate in the Meeting and engage with directors of the Company (the “Directors”) and management. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate in and vote at the Meeting online at https://web.lumiconnect.com/425475736.
The accompanying Management Information Circular provides information relating to the matters to be dealt with at the Meeting and forms part of this notice. The Board of Directors of the Company has fixed the close of business on April 10, 2024, as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Alamos has prepared a list, as of the close of business on the record date, of the holders of Alamos common shares. A holder of record of common shares of Alamos whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.
This year, Alamos is using “notice-and-access” to deliver meeting materials to shareholders. Our meeting materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR+ at
III

www.sedarplus.ca, our profile on EDGAR at www.sec.gov/edgar, at http://www.envisionreports.com/ALAMOSGOLD2024 or at https://web.lumiconnect.com/425475736 (fifteen (15) minutes prior to the meeting start time). The notice-and-access notification will also provide instructions on how to vote at the Meeting and how to receive paper copies of the meeting materials.

DATED at Toronto, Ontario, this 1st day of April, 2024.

By Order of the Board of Directors,
Nils F. Engelstad
Senior Vice President, General Counsel

Management Information Circular                                      PAGE - v

Management Information Circular                                      PAGE - vi

MEETING AND VOTING INFORMATION
This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the “Company” or “Alamos”) for use at the annual general and special meeting of the shareholders of the Company (the “Meeting”) (and at any adjournment thereof) to be held as a virtual meeting, which will be conducted via live webcast on Thursday, May 23, 2024, at 4:00 p.m., Toronto time. The information set out in this Circular is given as at April 1, 2024, unless otherwise indicated. All dollar amounts referenced in this Circular are in United States Dollars (“USD$”), unless otherwise specified. The exchange rate as at December 31, 2023, was Canadian Dollar (“CAD$”) 1.00 = USD$0.7561, and the average exchange rate for 2023 was CAD$1.00 = USD$0.7409.
Record Date for Voting at the Meeting
The Board of Directors (the “Board”) has set the close of business on April 10, 2024, as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a shareholder transfers his or her common shares of the Company (the “Common Shares”) and the transferee (the “Transferee”), upon establishing that the Transferee owns such Common Shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Company’s Senior Vice President, General Counsel at the following email: notice@alamosgold.com.
Notice and Access
This year, the Company is using the “notice-and-access” system for the delivery of the Circular and 2023 annual report to both beneficial and registered shareholders, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2023 (collectively, the “Meeting Materials”).
Under notice-and-access, you will still receive a proxy or voting instruction form enabling you to vote at the Meeting. However, instead of a paper copy of the Circular, you receive a notice document which contains information about how to access the Meeting Materials electronically. One benefit of the notice-and-access system is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.
The Circular and form of proxy (or voting instruction form, as applicable) provide additional information concerning the matters to be dealt with at the Meeting. You should access and review all information contained in the Circular before voting.
Our Meeting Materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR+ at www.sedarplus.ca, our profile on EDGAR at www.sec.gov/edgar, or at http://www.envisionreports.com/ALAMOSGOLD2024.
How We Will Solicit Proxies
The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, electronically and in person and arrange for intermediaries to send this Circular and the form of proxy to their principals at the expense of the Company.

2024 Management Information Circular	1 | ALAMOS GOLD INC.

The contents and the sending of this Circular have been approved by the Board.
How to Vote in Advance of the Meeting
Advance voting must be received by 4:00 p.m. (Toronto time) on May 21, 2024.

By proxy (proxy form)
🌐	Go to www.investorvote.com, or by scanning the QR code with a smartphone on the proxy form or voting information form (as applicable).
(	Call 1-866-732-VOTE (1-866-732-8683) Toll Free in Canada and the United States) or direct at 1-312-588-4290 from a touch tone telephone and follow the instructions.
*	Complete, sign, and date your form of proxy or voting instructions, and return it in the envelope provided.

How to Attend the Meeting

¶
	Date:	Thursday, May 23, 2024
	Time:	4:00 p.m., Toronto time
	Location:	https://web.lumiconnect.com/425475736
	Registration:	Voting at the Meeting will only be available for registered shareholders and duly appointed proxyholders

Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiconnect.com/425475736, which will open fifteen (15) minutes prior to the Meeting on May 23, 2024, at 4:00 p.m. Registered shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login”, entering a Username and Password, and accepting the terms and conditions before the start of the Meeting.

Registered shareholders must use the 15-digit control number located on the form of proxy or in the email notification received as the Username, and the Password is “alamos2024”. Computershare Trust Company of Canada (“Computershare”) will provide duly appointed proxyholders with a Username after the voting deadline has passed. Beneficial shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Voting at the meeting will only be available for registered shareholders and duly appointed proxyholders.

It is important that shareholders accessing the Meeting online, using a smartphone, tablet or computer, have the latest version of Chrome, Safari, Edge or Firefox and remain connected to the internet at all times during the Meeting in order to vote when balloting commences. In order to participate online, shareholders must have a valid 15-digit control number, and proxyholders must have received an email from Computershare containing a Username.

2024 Management Information Circular	2 | ALAMOS GOLD INC.

How to Participate at the Meeting

In person via Internet Webcast
:
Registered shareholders have the ability to vote at the Meeting by going to https://web.lumiconnect.com/425475736 prior to the start of the Meeting to log in, enter the 15-digit control number and follow the instructions.
Voting via Internet Webcast will only be available for registered shareholders and duly appointed proxyholders.
Registered shareholders and duly appointed proxyholders have the ability to ask questions during the meeting. See Schedule “B” for more information on how to ask questions. You can also direct your questions prior to the meeting to Scott K. Parsons, Senior Vice President, Investor Relations sparsons@alamosgold.com.

The Meeting will be hosted online by way of a live webcast. A summary of the information shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 4:00 p.m. (Toronto time) on Thursday, May 23, 2024. Registered shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username (see details under the heading “Appointment and Revocation of Proxies”), will be able to vote and submit questions during the Meeting. To do so, please go to https://web.lumiconnect.com/425475736 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number or Username along with the password “alamos2024” and accept the terms and conditions. Beneficial Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest by clicking “I am a guest” which allows them to listen to the Meeting; however, they will not be able to vote or submit questions.

United States beneficial shareholders must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend and vote in the Meeting. Such beneficial shareholders should follow the instructions from their broker or bank included with these proxy materials or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, the beneficial shareholder may register to attend the Meeting by submitting a copy of their legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 4:00 p.m. (Toronto time) on May 21, 2024. Please note that you MUST also register your appointment at http://www.computershare.com/alamosgold.
If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.
Appointment and Revocation of Proxies
The persons named in the accompanying form of proxy are designated as proxyholders by management of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO by submitting your proxy to Computershare by 4:00 p.m. (Toronto Time) on May 21, 2024. You MUST also go to http://www.computershare.com/alamosgold and provide Computershare with the name and email address of such appointed person, by 4:00 p.m. (Toronto time) on May 21, 2024, so that Computershare may provide the proxyholder with a Username via email.
Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

2024 Management Information Circular	3 | ALAMOS GOLD INC.

The instrument revoking the proxy must be emailed to the Company at notice@alamosgold.com at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized. Only registered shareholders have the right to revoke a proxy. Beneficial shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.
Provisions Relating to Voting of Proxies
The Common Shares represented by proxy will be voted or withheld from voting by the designated proxyholder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If there are no instructions provided by the shareholder, those Common Shares will be voted in favour of all proposals set out in this Circular. The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.
Advice to Beneficial Shareholders of Common Shares
The information set forth in this section is significant to many shareholders as a substantial number of shareholders do not hold Common Shares in their own names. Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, most of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for, withhold or against resolutions) upon the instructions of the beneficial shareholders. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.
Applicable regulatory policies require intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of voting supplied to a beneficial shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the beneficial shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically mails a voting instruction form to the beneficial shareholders, and asks beneficial shareholders to return the voting instruction forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions to the Company’s tabulation agent respecting the voting of shares to be presented at the Meeting. A beneficial shareholder receiving a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting to have the Common Shares voted.
Beneficial and Registered Shareholders
•If you would like paper copies of the Meeting Materials, you should first determine whether you are (i) a beneficial holder of the Common Shares, as are most of our shareholders, or (ii) a registered shareholder.
•You are a beneficial shareholder (also known as a non-registered shareholder) if you beneficially own Common Shares that are held in the name of an intermediary such as a depository, bank, trust company, securities broker, trustee, clearing agency (such as CDS Clearing and Depository Services Inc. or “CDS”) or another intermediary. For example, you are a non-registered shareholder if your Common Shares are held in a brokerage account of any type.

2024 Management Information Circular	4 | ALAMOS GOLD INC.

You are a registered shareholder if you hold a paper share certificate, and your name appears directly on your share certificate.
How to obtain paper copies of the Meeting Materials
Beneficial shareholders may request that paper copies of the Meeting Materials be mailed to them at no cost. Requests may be made up to one year from the date that the Circular was filed on SEDAR+. To request materials before the Meeting go to www.proxyvote.com, and enter the 16-digit control number located on your voting instruction form and follow the instructions provided. Alternatively, you may submit a request by calling 1-877-907-7643. If you are a Non-Objecting Beneficial Owner, you may also request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-877-907-7643. Requests should be received by May 13, 2024. (i.e., at least ten (10) calendar days in advance of the date and time set out in your voting instruction form as a voting deadline) if you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date.
If you hold a paper share certificate or DRS Advice or Statement (“DRS”) and your name appears directly on your share certificate or DRS, you are a registered shareholder, and you may request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-866-962-0498. Requests should be received by May 13, 2024. (i.e., at least ten calendar days in advance of the date and time set out in your proxy form as a voting deadline). Requests by registered shareholders may be made up to one year from the date that the Circular was filed on SEDAR+ by calling the Assistant Corporate Secretary of the Company at 1-866-788-8801.
How many shareholders are needed to reach a quorum at the Meeting?
We need to have at least two people present at the meeting in person (or by proxy) representing not less than 25% of the total number of votes entitled to vote at the Meeting. On April 1, 2024, 396,994,884 Common Shares were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue an unlimited number of Common Shares without par value. Only shareholders of record on the close of business on April 10, 2024, who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the headings “Record Date for Voting at the Meeting” and “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.
Does any shareholder own 10% or more of Alamos’ Common Shares?
To the knowledge of the Directors and senior officers of the Company, as at the date of this Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying ten percent (10%) or more of the voting rights attached to all outstanding shares of the Company, except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Common Shares
Van Eck Associates Corporation, 666 Third Avenue, New York, NY 10017, USA	44,769,035(1)	11.38%
(1)According to the last Schedule 13G report filed on EDGAR, dated February 14, 2023, this company owned or exercised control or direction over the number of Common Shares of the Company indicated.

2024 Management Information Circular	5 | ALAMOS GOLD INC.

BUSINESS OF THE MEETING
1.    Receiving the Consolidated Financial Statements of Alamos Gold Inc.
The consolidated financial statements of the Company for the fiscal year ended December 31, 2023, together with the auditors’ report thereon, are mailed to the Company’s registered and beneficial shareholders who requested them. The 2023 consolidated financial statements of the Company are available on the Alamos website at www.alamosgold.com and on both the System for Electronic Document Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, our profile on Electronic Data Gathering, Analysis, and Retrieval (EDGAR) at www.sec.gov/edgar, or http://www.envisionreports.com/ALAMOSGOLD2024.
2.    Election of Directors
At the Meeting, shareholders will be asked to elect nine (9) directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of the Company at which a director is elected, unless the director’s office is earlier vacated in accordance with the articles of the Company or the provisions of the Business Corporations Act (Ontario).
All the nominated directors are independent, except for John McCluskey, the Company’s President and Chief Executive Officer (“CEO”) (see “Director Independence”, on page 64, below). As such, the majority (89%) of director nominees are independent.
You can vote “for” all of these directors, vote “for” some of them and “withh0ld” others, or “withh0ld” all of them.
The following pages set out information about the nominees for election as directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees have been nominated for election as a director of the Company.
Each of the nominated directors is eligible to serve as a director and has expressed his/her willingness to do so.
To learn more about how our Board operates, see our “Statement of Corporate Governance Practices” on page 63.
Unless otherwise instructed, the named proxyholders will vote for all the nominated directors listed below. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

2024 Management Information Circular	6 | ALAMOS GOLD INC.

Securities Held Shares: 25,000 DSUs: 102,831	Elaine Ellingham, MBA, M.Sc., P.Geo. Toronto, Ontario, Canada

Elaine Ellingham is a geologist with over 30 years of experience in mineral exploration, corporate development, investor relations and senior management for mining companies. She also spent eight years with the Toronto Stock Exchange, from 1997 to 2005, in a number of capacities including National Leader of Mining. She has held senior management roles at IAMGOLD Inc., Richmont Mines Inc. and currently serves as CEO of Omai Gold Mines Corp. For fifteen years, she consulted to international mining companies and private equity funds, evaluating and executing corporate transactions and assisting in going-public transactions. Her former Directorships include Wallbridge Mining Company Ltd, Aurania Resources Ltd and Richmont Mines Inc, acquired by Alamos in 2017. She is currently a director of Almaden Minerals Ltd. and Omai Gold Mines Corp. Ms. Ellingham holds a Master of Science degree and a Master of Business Administration from the University of Toronto, and is a Professional Geoscientist. Ms. Ellingham has been a Director of Alamos since May 7, 2018.

2023 ANNUAL MEETING VOTING RESULTS	Independent Director Since May 7, 2018	Age 65

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Almaden Minerals Ltd.
	•Operations	•Omai Gold Mines Corp.
•Exploration
•Metals and Mining
•Finance
•Human Resources
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2023 Meeting Attendance	2023 Meeting Attended (%)
Board	7 of 7	100
Audit Committee	2 of 2(1)	100
Human Resources Committee	7 of 7	100
Technical and Sustainability Committee	5 of 5	100

OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Total ownership value	Meets ownership requirement
5x Base Salary/Retainer	CAD$2,518,271	Yes
(1) Ms. Ellingham became a member of the Audit Committee effective May 25, 2023, and therefore only attended meetings following that date.

2024 Management Information Circular	7 | ALAMOS GOLD INC.

Securities Held Shares: - DSUs: 171,144	David Fleck, B.A., MBA, ICD.D Toronto, Ontario, Canada

Mr. Fleck has more than 30 years of capital markets experience. Beginning his career in corporate finance, Mr. Fleck ultimately rose to the positions of Co-Head Equity Products and Executive Managing Director of the BMO Financial Group. Mr. Fleck was subsequently appointed President of Mapleridge Capital Corp., and then President and Chief Executive Officer of Macquarie Capital Markets Ltd. He is a former Partner and Senior Vice President of Delaney Capital Management and is currently Co-President of Forthlane Partners. Mr. Fleck holds a B.A. in Economics from the University of Western Ontario, an MBA from INSEAD School of Business and has completed the Directors Education Program at Rotman School of Business, University of Toronto and has received the ICD.D certification from the Institute of Corporate Directors. Mr. Fleck has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since March 10, 2014.

ANNUAL MEETING VOTING RESULTS	Independent Director Since March 10, 2014	Age 64

Withheld
2.11%
2023
97.89%
For
Vote For: 266,773,867
Withheld Vote: 5,742,340

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•N/A
•Metals and Mining
•Finance
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2023 Meeting Attendance	2023 Meeting Attended (%)
Board	7 of 7	100
Audit Committee	5 of 5	100
Corporate Governance and Nominating Committee (Chair)	7 of 7	100

OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Total ownership value	Meets ownership requirement
5x Base Salary/Retainer	CAD$3,371,537	Yes

2024 Management Information Circular	8 | ALAMOS GOLD INC.

Securities Held Shares: 16,500 DSUs: 164,173	David Gower, M.Sc., P.Geo. Oakville, Ontario, Canada

Mr. Gower has been involved in the mineral industry for over 30 years, including positions with Falconbridge Limited and Noranda Inc. (now Glencore Canada Corporation). While at Falconbridge, he was General Manager of Global Nickel and PGM Exploration and a member of the senior operating team that approved capital budgets for new mining projects. Mr. Gower has been involved in numerous discoveries and mine development projects, including brown field discoveries at Raglan, Matagami, and Sudbury, Canada and green field discoveries in Brazil and at Kabanga in Tanzania. Since 2006, Mr. Gower has also been an executive of a number of junior mineral exploration companies focused in South America and Europe with advanced projects in Spain, Brazil, Bolivia and Chile. Mr. Gower serves as CEO and Director of Emerita Resources Corp. and a Director of Lithium Ionic Corp. He is the former CEO and Director of Halcones Precious Metals Corp and Nobel Resources Corp. Mr. Gower has a Bachelor of Science degree in Geology from Saint Francis Xavier University and a Master of Science degree in Earth Sciences from Memorial University. Mr. Gower has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since May 19, 2009.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 19, 2009	Age 65

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Emerita Resources Corp.
	•Operations	•Lithium Ionic Corp.
•Exploration
•Metals and Mining
•Human Resources
•International Business

BOARD AND COMMITTEE ATTENDANCE
	2023 Meeting Attendance	2023 Meeting Attended (%)
Board	7 of 7	100
Human Resources Committee	7 of 7	100
Technical and Sustainability Committee (Chair)	5 of 5	100

OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Total ownership value	Meets ownership requirement
5x Base Salary/Retainer	CAD$3,559,258	Yes

2024 Management Information Circular	9 | ALAMOS GOLD INC.

Securities Held Shares: 9,500 DSUs: 159,064	Claire Kennedy, B.A.Sc., LL.D. (Hons.), ICD.D, P.Eng Toronto, Ontario Canada
Ms. Kennedy is a lawyer and Senior Advisor, Clients and Industries in the Toronto office of Bennett Jones LLP. In addition, Ms. Kennedy is Lead Director of the Bank of Canada, Chair of Neo Performance Materials Inc. (and director since November 2017) and Director of Constellation Software Inc. She is a member of the Dean's Advisory Committee at Rotman School of Management, a past member of the Dean's Council at Queen’s University School of Law, past Chair of the Governing Council of the University of Toronto and formerly a Director of Neo Material Technologies Inc. Ms. Kennedy holds a Bachelor of Applied Science degree in chemical engineering from the University of Toronto, a law degree from Queen’s University, and has completed the University of Chicago’s Booth School of Business Advanced Management Program. She was a partner of Bennett Jones LLP until July 2019 when she became Senior Advisor. She also holds the ICD.D designation from the Institute of Corporate Directors, is a licensed Professional Engineer in Ontario, and was awarded an honorary LL.D. by the University of Toronto. Ms. Kennedy has been a Director of Alamos since November 10, 2015.

ANNUAL MEETING VOTING RESULTS	Independent Director Since November 10, 2015	Age 57

Withheld
2.09%
2023
97.91%
For

■ Vote For: 266,817,654

■ Withheld Vote: 5,698,552

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Neo Performance Materials Inc.
	•Metals and Mining	•Constellation Software Inc.
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2023 Meeting Attendance	2023 Meeting Attended (%)
Board	7 of 7	100
Audit Committee (Chair)	5 of 5	100
Corporate Governance and Nominating Committee	7 of 7	100
Public Affairs Committee	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Total ownership value	Meets ownership requirement
5x Base Salary/Retainer	CAD$3,320,711	Yes

2024 Management Information Circular	10 | ALAMOS GOLD INC.

Securities Held Shares: 976,728(1) Options: 1,365,594 PSUs: 318,978 RSUs: 159,490	John A. McCluskey Toronto, Ontario, Canada
Mr. McCluskey began his career with Glamis Gold Ltd. in 1983. He went on to hold senior executive positions in a number of public companies in the resource sector. In 1996, he founded Grayd Resource Corporation, where he was CEO. In 1996, he also co-founded Alamos Minerals with mining hall of famer Chester Millar. Mr. McCluskey has been the President and Chief Executive Officer of Alamos since 2003, when the company merged with National Gold Corp. Mr. McCluskey was named Ontario’s 2012 Ernst & Young Entrepreneur of The Year, based on a judging panel’s assessment of financial performance, vision, leadership, innovation, personal integrity and influence, social responsibility and entrepreneurial spirit. In addition, he is the recipient of the 2018 Murray Pezim Award for perseverance and success in financing mineral exploration and the 2023 Viola R. MacMillan Award given to an individual or organization demonstrating leadership in management and financing for the exploration and development of mineral resources. Mr. McCluskey is currently a Director of Orford Mining Corporation and a Director of the World Gold Council. In addition, Mr. Cluskey is a former Director of AuRico Metals Inc. and New Pacific Metals Corp. Mr. McCluskey has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since July 1996. Mr. McCluskey is the President and CEO of Alamos Gold Inc.

ANNUAL MEETING VOTING RESULTS	Non-Independent Director Since July 1996	Age 64

Withheld
0.55%
2023
99.45%
For
Vote For: 271,019,254
Withheld Vote: 1,496,952

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Orford Mining Corporation
•Operations
•Exploration
•Metals and Mining
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2023 Meeting Attendance	2023 Meeting Attended (%)
Board	7 of 7	100

OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Total ownership value(1)	Meets ownership requirement
3x Base Salary/Retainer	CAD$28,667,361	Yes
(1)Of this amount, 219,941 Common Shares are held by Mr. McCluskey's spouse, 86,568 Common Shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 670,219 Common Shares are held directly by Mr. McCluskey.

2024 Management Information Circular	11 | ALAMOS GOLD INC.

Securities Held Shares: 2,603 DSUs: 82,105	Monique Mercier, LL.B., M.Phil. (Oxon), Ad. E. Montreal, Québec, Canada

Monique Mercier is a Corporate Director and Senior Advisor at Bennett Jones LLP. She retired in December 2018 from TELUS Corporation, where she was Executive Vice-President, Corporate Affairs, Chief Legal and Governance Officer since 2014. Ms. Mercier has been a senior executive in the telecom, health and information industry for most of her career, including two decades at TELUS and Emergis, where she led a number of corporate functions, including human resources, government and media relations, regulatory and sustainability. She is a graduate from the University of Montreal and Oxford University, where she was awarded the Commonwealth Scholarship. She is currently a Director of TMX Group Limited, Innergex Renewable Energy Inc., iA Financial Corporation Inc., and the Thoracic Surgery Research Foundation of Montreal. Ms. Mercier was formerly a Director of the Bank of Canada, Stornoway Diamond Corporation and the Canadian Cancer Research Society. She has received numerous awards, including the 2018 Lifetime Achievement Award at the annual Canadian General Counsel Awards ceremony. Ms. Mercier has been Director of Alamos since May 2, 2019.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 2, 2019	Age 67

Withheld
1.52%
2023
98.48%
For
Vote For: 268,367,594
Withheld Vote: 4,148,612

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Innergex Renewable Energy Inc.
	•Metals and Mining	•iA Financial Corporation Inc.
	•Finance	•TMX Group Limited
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2023 Meeting Attendance	2023 Meeting Attended (%)
Board	7 of 7	100
Human Resources Committee (Chair)	7 of 7	100
Corporate Governance and Nominating Committee	7 of 7	100
Public Affairs Committee	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Total ownership value	Meets ownership requirement
5x Base Salary/Retainer	CAD$1,668,748	Yes

2024 Management Information Circular	12 | ALAMOS GOLD INC.

Securities Held Shares: 30,000 DSUs: 263,816	Paul J. Murphy, B.Comm., FCPA, FCA Toronto, Ontario, Canada

Mr. Murphy was a Partner and National Mining Leader of PricewaterhouseCoopers LLP from 2004 to April 2010 and Partner of PricewaterhouseCoopers LLP since 1981. Throughout his career, Mr. Murphy has worked primarily in the resource sector, with a client list that included major international oil and gas and mining companies. His professional experience includes financial reporting controls, operational effectiveness, International Financial Reporting Standards, SEC reporting issues, financing, valuation, and taxation as they pertain to the mining sector. Mr. Murphy was the Chief Financial Officer of GPM Metals Inc. from May 2012 to August 2018, Chief Financial Officer and Executive Vice-President, Finance, Guyana Goldfields Inc. from April 2010 until February 2019, Director of Continental Gold Inc. from 2010 until March 2020, and Chief Financial Officer of G2 Goldfields Inc. from March 2020 to June 2021. Mr. Murphy obtained a Bachelor of Commerce degree from Queen’s University and obtained his Chartered Accountant (now known as a Chartered Professional Accountant) designation in 1975 and has been recognized as a Fellow of the Institute of Chartered Professional Accountants. Mr. Murphy is currently a Director of Generation Mining Limited and Collective Mining Ltd. and has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since February 18, 2010.

ANNUAL MEETING VOTING RESULTS	Independent Director Since February 18, 2010	Age 73

Withheld
4.41%
2023
95.59%
For
Vote For: 260,485,053
Withheld Vote: 12,031,153

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Generation Mining Limited
	•Operations	•Collective Mining Ltd.
•Metals and Mining
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2023 Meeting Attendance	2023 Meeting Attended (%)
Board	7 of 7	100
Audit Committee	5 of 5	100
Corporate Governance and Nominating Committee	7 of 7	100

OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Total ownership value	Meets ownership requirement
4x Base Salary/Retainer	CAD$5,788,175	Yes

2024 Management Information Circular	13 | ALAMOS GOLD INC.

Securities Held Shares: 64,600 DSUs: 133,830	J. Robert S. Prichard, OC, O.Ont Toronto, Ontario, Canada

J. Robert S. Prichard is a lawyer and Corporate Director. At present, he serves as non-executive Chairman of Torys LLP, Director of Onex Corporation, Wittington Investments and Chair VIA, HFR (crown corporation). He is the former Chair of the BMO Financial Group, Director of George Weston Limited and Barrick Gold Corporation and Chair of the Hospital for Sick Children. He is also President Emeritus of the University of Toronto. Mr. Prichard taught law at the University of Toronto, Yale University and Harvard University and served as Dean of Law from 1984-1990 and President from 1990-2000 at the University of Toronto. He subsequently served as President and CEO of Torstar Corporation from 2002-2009 and then President and CEO of Metrolinx before serving as Chair of Metrolinx from 2010-2018. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada and a Fellow of the Institute of Corporate Directors. He attended Swarthmore College, the University of Chicago (MBA), the University of Toronto (LLB) and Yale University (LLM). Mr. Prichard has been a Director of Alamos since May 2, 2019.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 2, 2019	Age 75

Withheld
1.11%
2023
98.89%
For
Vote For: 269,482,099
Withheld Vote: 3,034,107

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Onex Corporation
•Metals and Mining
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2023 Meeting Attendance	2023 Meeting Attended (%)
Board	7 of 7	100
Human Resources Committee	7 of 7	100
Corporate Governance and Nominating Committee	7 of 7	100
Public Affairs Committee (Chair)	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Total ownership value	Meets ownership requirement
5x Base Salary/Retainer	CAD$3,909,071	Yes

2024 Management Information Circular	14 | ALAMOS GOLD INC.

Securities Held Shares: - DSUs: 15,427	Shaun Usmar, B.Sc., MBA. Toronto, Ontario, Canada

Mr. Usmar is an international mining executive with 30 years of experience working around the globe in operational, financial and executive leadership roles in some of the world's largest and fastest growing mining companies. Mr. Usmar is the founder of Triple Flag Precious Metals Corp. and is currently the CEO and a Director. Previously, Mr. Usmar served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation from 2014 to 2016. He joined Xstrata in 2002 as a senior executive member of the management team that grew the company into one of the world's largest diversified miners at the time of its acquisition by Glencore in 2013. His roles at Xstrata included General Manager of Business Development in London, Chief Financial Officer of Xstrata's global Ferro-Alloys business in South Africa, and Chief Financial Officer of Xstrata's global Nickel business in Canada. Prior to joining Xstrata, Mr. Usmar worked at BHP Billiton in Corporate Finance in London, and started his career in mining in operations in the steel and aluminum industries as a production engineer. Mr. Usmar serves as Chair of Make- A-Wish Canada and Chairs the Audit Committee of the World Gold Council. He holds a Bachelor of Science Engineering in Metallurgy and Materials from the University of Witwatersrand in South Africa, and an MBA from the Kellogg Graduate School of Management at Northwestern University, both with distinction. Mr. Usmar has been a Director of Alamos since May 25, 2023.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 25, 2023	Age 54

Withheld
0.33%
2023
99.67%
For
Vote For: 271,621,251
Withheld Vote: 894,955

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Triple Flag Precious Metals Corp.
•Operations
•Metals and Mining
•Finance
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2023 Meeting Attendance	2023 Meeting Attended (%)
Board	3 of 3(1)	100
Technical and Sustainability Committee	3 of 3(2)	100

OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Total ownership value	Meets ownership requirement
5x Base Salary/Retainer	$303,912	No(3)

(1)Mr. Usmar became a Director of the Company effective May 25, 2023, and therefore only attended meetings following that date.
(2)Mr. Usmar became a member of the Technical and Sustainability Committee effective May 25, 2023, and therefore only attended meetings following that date.
(3)Mr. Usmar became a Director of the Company effective May 25, 2023, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the three year anniversary of the date he became a Director (May 25, 2026).

2024 Management Information Circular	15 | ALAMOS GOLD INC.

The information as to province of residence and principal occupation has been furnished by the respective Directors individually, and the information as to shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually as at April 1, 2024, as reported on the SEDI website at www.sedi.ca. Equity Ownership value based on number of outstanding vested or not vested units as at April 1, 2024, multiplied by the closing price of the Common Shares on the TSX at April 1, 2024, of CAD$19.70. For full details see the Company’s Minimum Equity Ownership Requirements (page 52).

Our Policy on Majority Voting
The Board believes that each of its members should carry the confidence and support of its shareholders. To this end, the Board has adopted a Majority Voting Policy. If, at any meeting for the election of Directors, a Director receives more “withheld” votes than “for” votes, the Director must promptly tender his resignation to the Board to take effect on acceptance by the Board. The Board will promptly accept the resignation unless the Corporate Governance and Nominating Committee (“CGNC”) of the Board determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Within 90 days of the relevant shareholders’ meeting, the Board will make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release. If the Board accepts the resignation, it may appoint a new director to fill the vacancy. Any Director who tenders his or her resignation will not participate in the deliberations of the CGNC or the Board regarding such matters. In the event any Director fails to tender his or her resignation in accordance with this policy, the Board will not re-nominate such Director.
Cease Trade Orders, Bankruptcies and Penalties and Sanctions
Except as described below, no proposed Director is, as at the date of this Circular, or was within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
On January 15, 2020, Kew Media Group Inc. (“Kew”) was subject to a cease trade order issued by the Ontario Securities Commission due to Kew’s auditor’s withdrawal of audit reports as a result of misrepresentations by Kew’s former Chief Financial Officer. David Fleck resigned from the board of directors of Kew in late February 2020.
Except as described below, no proposed Director; (i) is, as at the date of this Circular, or has been within the ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.
On February 28, 2020, a receiver was appointed over the assets, undertakings and properties of Kew. David Fleck resigned from the board of directors of Kew in late February 2020.
No proposed Director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed Director.

2024 Management Information Circular	16 | ALAMOS GOLD INC.

3.    Appointment of Auditor
The Board unanimously recommends that shareholders vote in favour of KPMG LLP, Chartered Accountants and Licensed Public Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the Directors. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “FOR” the Appointment of KPMG LLP as Auditor.
The persons named in the enclosed form of proxy will vote for the appointment of KPMG LLP, Chartered Accountants and Licensed Public Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the Directors.
We most recently held a vote on the appointment of our Auditor, KPMG LLP, at our May 25, 2023, Annual General Meeting of Shareholders. The Appointment of Auditor Resolution was supported with 97.52% of the votes cast (298,021,076 shares) on the resolution in favour of re-appointment of KPMG LLP as Auditor and 2.48% of the votes cast (7,571,999 shares) withheld.
For the fiscal year ended December 31, 2023, KPMG LLP was paid the following fees:

Fiscal Year-End(1)	Audit Fees(2)	Audit Related Fees(3)	Tax Fees(4)	All Other Fees(5)
2023	$1,151,378	$35,202	$44,917	$Nil
(1)All fees are in USD$.
(2)Fees charged for the annual financial statement audit and quarterly reviews.
(3)Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
(4)Fees charged for tax compliance, tax advice, and tax planning services.
(5)Fees for services other than disclosed in any other column.

4.    Amendment Resolution to Articles of Incorporation to increase the size of the Board
In 2023, the CGNC of the Board commenced a process to evaluate the Company’s process for orderly board renewal and succession planning, ultimately deciding as an initial step to implement term limits for existing and new directors (see “Statement of Corporate Governance Practices” on page 63).

In order to ensure an orderly transition to director term limits, including adequate overlap of existing and new directors for the purpose of board skills composition, institutional knowledge continuity, and the need for multi-year committee leadership transitions, the Board has determined that it would be in the best interest of the Company to increase the permitted size of the Board of Directors from the current range of three (3) to ten (10) directors to a range of three (3) to twelve (12) directors.

BE IT RESOLVED THAT:

1.On the recommendation of the Board, the maximum size of the Board is hereby increased from ten (10) to twelve (12).

The Board unanimously recommends that shareholders vote in favour of the Articles Amendment Resolution. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “FOR” the Articles Amendment Resolution.”

2024 Management Information Circular	17 | ALAMOS GOLD INC.

5. Advisory Resolution on Approach to Executive Compensation - “Say on Pay”
The Company believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Company’s approach to executive compensation are disclosed in the “Report on Executive Compensation” set forth immediately below.
As part of our dialogue with shareholders about executive compensation, we are proposing a “say on pay” advisory resolution (the “Say on Pay Resolution”) for this year’s Meeting.
As the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board, the Human Resources Committee (“HRC”) and the CGNC of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions.
We most recently held an advisory vote on executive compensation at our May 25, 2023, Annual General Meeting of Shareholders. The Say on Pay Resolution was supported by the majority (97.99%) of the votes cast (266,951,742 shares) and 2.01% of the votes cast (5,479,277 shares) against.
Prior to voting on the Say on Pay Resolution, the Board urges shareholders to read the Report on Executive Compensation section of the Circular as it explains the objectives and principles used in designing an executive compensation program for Alamos’ Named Executive Officers (“NEOs”). Shareholders with questions about our executive compensation programs are encouraged to contact Nils F. Engelstad, Senior Vice President, General Counsel, by email at notice@alamosgold.com.
“BE IT RESOLVED THAT:
1.On an advisory basis and not to diminish the role and responsibilities of the Board, that shareholders accept the approach to executive compensation disclosed in this Circular provided in advance of the Meeting.
The Board unanimously recommends that shareholders vote in favour of the Say on Pay Resolution. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “FOR” the Say on Pay Resolution.”
Other Business
2024 Shareholder Proposals

The Business Corporations Act (Ontario) (“OBCA”) permits certain eligible shareholders to submit shareholder proposals to the Company, which may be included in a management proxy circular relating to an annual meeting of shareholders. No proposals were received prior to the notice requirements outlined in the OBCA.
Shareholder Nominations for Directors

Shareholders may at any time submit to the Board the names of individuals for consideration as directors. The CGNC will consider such submissions when assessing the diversity, skills and experience required on the Board to enhance overall board composition and oversight capabilities and making recommendations for individuals to be nominated for election as directors.
Holders of shares representing in the aggregate not less than 5% of the’ outstanding shares may nominate individuals to serve as directors and have their nominations included in the Company’s proxy circular for its annual meeting by submitting a shareholder proposal in compliance with and subject to the provisions of the OBCA. No such shareholder proposal was received this year.
Advance Notice Requirements

The Company’s By-Laws (“By-Laws”) contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing

2024 Management Information Circular	18 | ALAMOS GOLD INC.

shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the Company and include the information set out in the Company’s By-Laws. A copy of the By-Laws of the Company is available through the Company’s website at www.alamosgold.com, www.sedarplus.ca or www.sec.gov/edgar.

REPORT ON EXECUTIVE COMPENSATION
As at December 31, 2023, the end of the most recently completed financial year of the Company, the six (6) Named Executive Officers (“NEOs”) of the Company were: John A. McCluskey, President and Chief Executive Officer, Gregory Fisher, Chief Financial Officer, James Porter, Former Chief Financial Officer, Luc Guimond, Chief Operating Officer, Nils F. Engelstad, Senior Vice President, General Counsel, and Christopher Bostwick, Senior Vice President, Technical Services.
Compensation Discussion and Analysis
The Alamos executive compensation program is designed to achieve the following objectives:
•Attract, retain, and motivate executives of the highest quality;
•Align the interests of the CEO and senior executives with the Company’s shareholders;
•Create incentives to achieve established corporate and individual performance objectives in the short and long-term;
•Properly reflect the respective duties and responsibilities of the senior executives; and
•Create incentives relating to risk management and regulatory compliance.
These objectives are embedded in the charter of the HRC and reflect the Company’s pay-for-performance philosophy for compensation of its executives. Each of the elements of the Company’s compensation program (base salary, annual non-equity incentive and long-term equity incentive) is designed to achieve one or more of these objectives, both in the near and long-term.
Compensation for the NEOs and the balance of the executive officers consists of a base salary, annual non-equity incentive, and annual long-term incentives in the form of stock options, restricted and performance share unit grants. The HRC reviews and recommends base salary levels to the Board, based on several factors, to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of annual corporate objectives in the case of the President and CEO and in the case of all other executives, individual and corporate objectives, thereby aligning interests of the executives with the short and long-term objectives of the Company and those of the Company’s shareholders. Long-term equity incentive compensation is intended to align the interests of executive officers with the longer-term interests of shareholders.
Overall, the Company’s compensation strategy is to target market position. Generally, when an executive is newly appointed, their total direct compensation is targeted below market median. Compensation is reviewed annually, and actual salary and awards are based on performance and other factors noted previously. The Company continues to place greater weighting on pay at risk, including annual non-equity incentives and long-term incentives.
Base salaries and long-term incentives for the 2023 fiscal year were reviewed in meetings of the HRC held on February 6, 2023, and February 17, 2023, and approved by the Board on February 24, 2023.
The Company’s performance and non-equity incentive achievement for executives for the 2023 year was reviewed by the HRC on February 5, 2024, and February 14, 2024, and approved by the Board on February 20, 2024.
Base salaries, annual non-equity incentive targets, and long-term incentive grants for the 2024 fiscal year were reviewed in the same HRC meetings, February 5, 2024, and February 14, 2024, and approved by the Board on February 20, 2024.
Key components of the Company’s compensation plan are discussed in greater detail below.

2024 Management Information Circular	19 | ALAMOS GOLD INC.

The HRC’s executive compensation decisions were informed by information and advice from the Company’s independent compensation advisor WTW (formerly, Willis Towers Watson), which provided compensation benchmarking analysis, market intelligence, analysis of company performance, and review and commentary on compensation recommendations.
Base Salary
Base salaries provide executive officers with remuneration based on the position and the required experience, qualifications, and skills to effectively perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual non-equity incentive, long-term incentive, retirement plan, and benefits) to the extent these are paid or granted as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive, with the principal objectives being to retain and motivate existing executives and attract high caliber candidates. Salaries are reviewed annually based on performance and compared to base salaries for similar roles in peer group companies and/or the broader mining industry. The Company targets the median of its peer group; however, actual salaries reflect industry economics, Company performance, individual performance, years of experience at the executive level, and technical, management skills, leadership skills, and succession planning considerations. Annual adjustments to base salaries are assessed and recommended by the CEO to the HRC, and, in turn, recommended by the HRC to the Board for final approval. The CEO’s base salary adjustment is recommended by the HRC to the Board.
Annual Non-Equity Incentive
The HRC reviews annual non-equity incentives (“Bonus”) to be paid to the executive officers of the Company in respect of a financial year based on both individual and corporate performance, as recommended by the CEO. Each executive officer is responsible for presenting specific individual goals and objectives to the CEO for review and approval on an annual basis. Bonus targets are set based on peer group benchmarking, and an internal review for internal equity purposes. An annual bonus is provided as an element of total compensation to provide an incentive to achieve or exceed annual goals consistent with operating, financial and ESG metrics that can generally be improved on a year over year basis. The Company metrics are outlined in the table under “Corporate Metrics”. All executives other than the CEO, Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”) have a 50:50 weighting of their individual and corporate metrics. The CFO and COO have a weighting of 75:25 corporate metrics and individual goals, whereas the CEO is measured entirely on performance relative to corporate metrics. For 2024 performance year, the CEO’s non-equity incentive weighting will reflect 90:10 corporate metrics and individual goals.
While the calculation of the corporate performance component of the annual bonus awards is formulaic in nature, the Board retains discretion with respect to the amounts awarded.
Following a market review, Alamos determined that the upper end of the performance factor of 150% is behind market. As a result, for the 2024 performance year, the maximum achievable has been adjusted to 200%.
Details of the Plan
The annual bonus is structured to recognize individual and Company-wide performance. Goals are set as stretch goals, and achievement equates to a 100% target payout, while exceeding goals is recognized by a payout of up to 150% of target. Board discretion applies when awards are outside the stated award ranges. Individual goal recognition is determined in concert with overall corporate performance. Equally, the Board has the discretion to recognize goals that are not fully achieved but would be paid at a threshold level (below target). Target annual non-equity incentive payout targets are expressed as percentages of base salary and achievement as percentages of base earnings.

2024 Management Information Circular	20 | ALAMOS GOLD INC.

Overall bonus (corporate and individual metrics) for the NEOs were as follows:

Name and Principal Position	Target Bonus as a % of Base Salary	Actual Bonus Paid as % of Base Earnings
John A. McCluskey, CEO	125%	150%
Gregory Fisher, CFO	80%	89%
Luc Guimond, Chief Operating Officer	80%	99%
James Porter, Former CFO	100%	N/A%
Nils F. Engelstad, SVP, General Counsel	55%	65%
Christopher Bostwick, SVP, Technical Services	60%	71%

James Porter resigned in 2023 and did not earn a bonus for the year. Gregory Fisher was promoted to CFO on May 1, 2023, resulting in a pro-rated bonus, which reflects the time in the position as Senior Vice President, Finance and CFO, respectively, in 2023.
Company Performance

2023 Operating and Financial Highlights
•Produced a record 529,300 ounces of gold in 2023, achieving the top end of increased production guidance and representing a 15% increase from 2022
•The Mulatos District exceeded guidance, producing 212,800 ounces in 2023, a 58% increase from the prior year, reflecting a strong performance from La Yaqui Grande in its first full year of production. The higher margin ounces from La Yaqui Grande drove a significant increase in mine-site free cash flow(1) to $142.1 million
•Young-Davidson produced 185,100 ounces in 2023, meeting guidance and generating record mine-site free cash flow(1) of $117.6 million. This marked the third consecutive year mine-site free cash flow has exceeded $100 million, demonstrating the strong ongoing performance and consistency of the operation
•Island Gold produced 131,400 ounces in 2023, meeting guidance and continuing to self-fund the majority of $178.1 million of growth capital invested in the Phase 3+ Expansion during the year
•Total cash costs(1) of $850 per ounce, all-in sustaining costs (“AISC”(1)) of $1,160 per ounce, and cost of sales of $1,212 per ounce for the full year were in line with guidance
•Record financial performance with full year gold sales totaling 526,258 ounces at an average realized price of $1,944 per ounce for record revenue of $1.0 billion
•Record annual cash flow from operating activities of $472.7 million (including $518.9 million, or $1.31 per share before changes in working capital(1))
•Strong free cash flow(1) of $123.8 million in 2023 while funding the Phase 3+ Expansion at Island Gold
•Realized adjusted net earnings(1) of $208.4 million, or $0.53 per share(1) in 2023. Reported net earnings were $210.0 million, or $0.53 per share
•Cash and cash equivalents increased $95.0 million, or 73%, to $224.8 million at year end, with no debt and $13.0 million in equity securities
•Paid dividends of $39.4 million, or $0.10 per share for the full year
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the Q4 2023 MD&A for a description and calculation of these measures.

Growth Projects, Mineral Reserves and Resources and Other Highlights
•Issued three-year guidance on January 10, 2024, which included increased production guidance for 2024 of between 485,000 and 525,000 ounces. Production is expected to increase 7% by 2026, with AISC decreasing 11% reflecting low cost production growth from Island Gold with the completion of the Phase 3+ Expansion
•Reported year-end 2023 Mineral Reserves of 10.7 million ounces of gold, a 2% increase from 2022, with grades also increasing 1%. This marked the fifth consecutive year Mineral Reserves have grown for a combined increase

2024 Management Information Circular	21 | ALAMOS GOLD INC.

of 10% with grades also increasing 9% over that time frame. Additionally, Measured and Indicated Mineral Resources increased 12% to 4.4 million ounces, with grades increasing 9%, and Inferred Mineral Resources increased 3% to 7.3 million ounces, at 1% higher grades
•Advanced construction of the Phase 3+ Expansion with completion of key shaft site infrastructure in 2023 including the headframe and hoist house. Construction remains on schedule, with shaft sinking commencing in December and engineering on the mill and paste plant well underway
•Received approval of the updated Closure Plan Amendment from the Ontario Government in December, allowing for the start of construction on the larger mill expansion and paste plant as outlined in the Phase 3+ Expansion study
•Achieved a significant permitting milestone for the Lynn Lake project in March 2023 with a positive Decision Statement issued by the Department of Environment and Climate Change Canada based on the completed Federal Environmental Impact Statement, and Environment Act Licenses issued by the Province of Manitoba
•Completed an updated Feasibility Study on the Lynn Lake project in August, outlining a larger, longer-life, low-cost operation with attractive economics and significant exploration upside. Lynn Lake is expected to produce an average of 176,000 ounces of gold per year at mine-site AISC of $699 per ounce over its initial 10 years
•Completed the acquisition of Manitou Gold in May, adding significant exploration potential across the Michipicoten Greenstone Belt by more than tripling the regional land package adjacent to and along strike from Island Gold
•Publication of Alamos’ inaugural Climate Change Report, outlining corporate governance around climate-related risks and opportunities, and issued the 2022 Environmental, Social and Governance (“ESG”) Report, outlining the Company’s progress on its ESG performance
•Announced the acquisition of Orford Mining in January 2024, through which the Company will consolidate its existing ownership of Orford shares and add the highly prospective Qiqavik Gold Project, located in Quebec, Canada. The Company expects to issue approximately 0.9 million shares for a total consideration of approximately $12 million, with the transaction expected to close in April 2024

Environment, Social and Governance Summary Performance
Health and Safety
•2023 total recordable injury frequency rate(1) (“TRIFR”) of 1.50, a 6% decrease from 2022
•2023 lost time injury frequency rate(1) (“LTIFR”) of 0.07, a 7% increase from 2022
•Recipient of the Casco De Plata (Silver Helmet) safety award for the second consecutive year by the Mining Chamber of Mexico (CAMIMEX) in recognition of outstanding health and safety performance at Mulatos
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Zero significant environmental incidents during the year, consistent with 2022 and 2021
•Closure Plan Amendment filed for Island Gold, allowing for construction of the water treatment plant, cap & powder magazines, and water intake structure, as well as relocation of the paste plant, as outlined in the Phase 3+ Expansion study
•Detailed design works completed for the reclamation of the Cerro Pelon, El Victor and San Carlos open pits within the Mulatos District, and a contractor began mobilization to site to begin the work, which will be completed in 2024
•Completed year one work with Alamos’ Independent Tailings Review Board, including site visits to Young-Davidson and Island Gold
•Receipt of a positive Decision Statement from the Minister of Environment and Climate Change Canada for completion of the federal Environmental Impact Statement (EIS) for the Lynn Lake Project
•Receipt of the Environment Act Licenses from the Province of Manitoba for the Lynn Lake Project

2024 Management Information Circular	22 | ALAMOS GOLD INC.

•Updated Alamos’ climate change risk assessment to evaluate the effects of material risks and opportunities on the Company’s strategy and financial position, using updated climate scenarios and industry practices in line with IFRS S2 and the recommendations of the Taskforce on Climate-Related Financial Disclosure (“TCFD”)
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.
Community
•Completed an Impact Benefit Agreement and signing ceremony with Marcel Colomb First Nation for the Lynn Lake Project, with the goal of providing long-term socio-economic benefits to the community and collaboration on economic development, jobs, training and environmental stewardship of the project
•Completed a Definitive Agreement and ceremonial signing with Batchewana First Nation for the Island Gold Mine, recognizing the positive and ongoing collaboration and engagement
In addition, ongoing donations, medical support and infrastructure investments were provided to local communities, including:
•Various sponsorships to support local youth sports teams and community events, and donations to local hospitals, charities and organizations around the Company's mines
•Scholarships and bursaries awarded to local students near Mulatos and Young-Davidson, and to students elsewhere in Canada as part of the Young Mining Professionals Scholarship Program
•Health campaigns in Matarachi, including full body and visual health assessments for several hundred residents, and vaccination campaigns for influenza and COVID
•A shared Company-community effort to introduce beekeeping, or apiculture, in Matarachi as a rural development opportunity, involving the participation of nine families, one school, and both the Mulatos and La Yaqui Grande mines
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•Published Alamos’ Annual ESG Report, outlining the Company’s progress on its ESG performance in accordance with the Sustainability Accounting Standards Board’s Metals & Mining Industry Standard, the recommendations of the TCFD, and the Global Reporting Initiative Standards for sustainability reporting “Core” requirements
•Published Alamos’ inaugural Climate Change Report, outlining corporate governance around climate-related risks and opportunities; the Company’s processes to identify, assess and manage climate-related risks; alignment to TCFD recommendations; and further details on Alamos’ 30% absolute greenhouse gas emission reduction target by 2030
•Received independent assurance over the Company’s 2022 Responsible Gold Mining Principles (RGMP) Report and 2022 Conflict-Free Gold Report
•Recipient of the Empresa Socialmente Responsible award by the Mexican Center for Philanthropy for the 15th consecutive year, and the Ethics and Values in Industry award from the National Confederation of Industrial Chambers (CONCAMIN) for the fourth consecutive year at Mulatos
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the year, the Company advanced its implementation of the RGMPs, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.
(1) Frequency rate is calculated as incidents per 200,000 hours worked.

2024 Management Information Circular	23 | ALAMOS GOLD INC.

Corporate Metrics
In 2023, the Company achieved an overall performance rating of 120%.
The table below is a summary of the corporate metrics that were used in determining 2023 awards for executives. The results reported under the “2023 Rating” column were those achieved in the 2023 year. Each metric has a range defining a threshold, target and maximum. Target, which is defined as a stretch goal, equates to 100%, threshold equates to 0% and maximum equates to 150%. With respect to the Growth and Creating Shareholder Value metrics, the Board applies discretion in evaluating management’s assessment of performance within the same award range.

The Chair of the Board and the Chair of the HRC meet in advance of the respective year end meetings to review with management the corporate metric results for the performance year. At this meeting, a comprehensive review of annual company performance is undertaken, including discussions of events or impacts - positive or negative - that are outside management’s control or are one-time events. This includes gold price volatility, foreign exchange movements, and other one-time gains or losses which are normalized out of financial results.
The following summarizes the Company's performance for each of the major categories for the 2023 year:

Metric	Weighting	2023 Rating
Operational and Financial	50%	51%
Safety and ESG	15%	20%
Growth and Creating Shareholder Value	35%	49%
2023 Total	100%	120%

2024 Management Information Circular	24 | ALAMOS GOLD INC.

The following table states the 2023 corporate metric targets and the 2023 rating, including the weightings (all amounts in the table below are in United States dollars, unless otherwise indicated).

	Corporate Metric	Weighting	Description	Target (1) (100%)	2023 Rating
1. Operational and Financial - 50%	Global Gold Production	15.0%	Sum of gold production at all sites.	480,000 - 520,000 oz	17.5%
	Global Total Cash Costs per Ounce	5.0%	Consolidated total cash costs per ounce sold, including government and third party royalties.	$825 - $875 per oz	4.8%
	Global All-In Sustaining Costs per Ounce (AISC)	2.5%	Consolidated AISC per ounce sold as defined in Alamos's MD&A; AISC includes sustaining capital, sustaining and capitalized exploration, corporate G&A, share-based compensation, asset retirement obligation and hedge losses/gains.	$1,125 - $1,175 per oz	2.4%
	Global Sustaining Mine-Sites Capital Expenditures	2.5%	Total mine-site sustaining capital - fixed assets, capital development, and capitalized stripping.	$105 - $115	2.8%
	Adjusted Earnings per share (after Taxes, excluding FX impact/other gains & losses)	7.5%	Based on the Company's Board approved budget. The above metrics are normalized to adjust for differences against budget that are not within management’s direct control or ability to influence, including gold price and foreign exchange movements.		8.5%
	Operating Cash Flow Per Share	5.0%			4.7%
	Free Cash Flow per share	5.0%			2.0%
	Return on Equity	7.5%			8.4%
2. Safety and ESG - 15%	Safety	5.0%	Reduce Total Recordable Injury Frequency Rate (TRIFR) to 1.71.	1.71	7.5%
	Sustainability	5.0%	Complete an independent assessment of the Voluntary Principles on Security and Human Rights at the Mulatos complex. Define short and long-term sustainability targets and objectives.	As per Description	5.1%
	Community		Advance formal participation agreements with various stakeholders across our operations and development projects.	As per Description
	Climate Change		•Implement Alamos' Climate Change Committee and Climate Change Working Group. •Report annual progress against Alamos' emission reduction target.	As per Description
	Tailings Management		• Independent Tailings Review Board (ITRB) to complete year one assessments at Island Gold and Young-Davidson. •Implement Alamos' Tailings Management Committee and Tailings Management Working Group.	As per Description
	Environmental	5.0%	No more than two (2) moderate incidents as a target and not to exceed three (3). Zero score if there are any major or catastrophic incidents.	Two (2) or less Moderate 0 Major	7.5%

2024 Management Information Circular	25 | ALAMOS GOLD INC.

	Corporate Metric	Weighting	Description	Target (1) (100%)	2023 Rating
3. Growth and Creating Shareholder Value – 35%	Reserve / Resource Development and Exploration	10.0%	Maintain mine life, by adding mineral reserves/resources equivalent to mined out depletion. Overall objective for 2023 to add Mineral Reserve and Resources ounces globally.	Board Discretion	15.0%
	Internal Growth and Project Advancement	5.0%	Financials (5%) 1. La Yaqui Grande (10% weight) a.Complete construction of the water treatment plant and connect to grid power (US$9 million). 2. Island Gold Phase 3+ (90% weight) a.C$157 million budget in 2023 to advance shaft sinking, power upgrade, mill and paste plant engineering, and other expansion-related initiatives.	Board Discretion	5.0%
		10.0%	Qualitative (10%) 1. Island Gold P3+ (60%) a.advance IBA discussions b.complete short-term power upgrade c.complete headframe and hoist construction/installation d.commence shaft sinking by Q4 e.continue advancing mill and paste plant engineering 2. Mulatos District (20%) a.complete Water Treatment Plant construction and connection to grid power b.advance development plan for PDA 3. Young-Davidson (10%) a.advance Golden Arrow permitting and mine plan b.commence mill expansion study 4. Lynn Lake (10%) a.obtain federal and provincial EIS b.update feasibility study	Board Discretion	13.9%
	Strategic Matters and M&A	10%	•Accretive M&A, strategic, financing or other transactions.	Board Discretion	15.0%
	Total	100%			120.0%
(1)Each metric has a range defining a threshold, target and maximum. Target is defined as a stretch goal and equates to 100%, threshold equates to 0%, and maximum equates to 150%.

2024 Management Information Circular	26 | ALAMOS GOLD INC.

Performance Graph
The following graph compares the cumulative percentage change in the Company’s Common Shares relative to the S&P/TSX Global Gold Index for the period from January 1, 2019, to December 31, 2023, assuming a $100 investment in its Common Shares.

Over the five-year period from January 1, 2019, through December 31, 2023, the Company's share price increased 263%, for an annualized return of approximately 29%. The Company’s share price has significantly outperformed the TSX Global Gold Index, which increased 52% over the same five-year period for an annualized return of 9%. This includes being one of the best performing gold equities since the end of 2021.

Comparison of Performance since January 1, 2019, between the Company’s Common Shares and the S&P/TSX Global Gold Index.

Relative Performance
Executive compensation decisions at Alamos reflect a comprehensive assessment of the Company’s performance, including its performance across several key financial, operational and ESG metrics in the short and medium-term relative to the Company’s performance peer group. The following graphs depict the analysis of relative performance that the HRC took into consideration to form its pay decisions at year end. Specifically, the HRC reviewed the 1-year, 3-year and 5-year performance of Alamos against the thirteen (13) companies that make up the Company’s performance peer group (page 45) on the following categories of measures:
•    Return metrics;
•    Growth metrics; and
•    Per share growth metrics.

Overall, Alamos has performed well above the median of its PSU performance peer group. It was among the top performing peers in 3 and 5-year TSR, and on average, across all metrics assessed by WTW, Alamos ranks at the 81st, 66th, and 62nd percentiles over 1, 3, and 5-years, respectively.

2024 Management Information Circular	27 | ALAMOS GOLD INC.

Relative Performance - Return Metrics vs. Peers
Alamos was among the top performing gold stocks in 2023, achieving 70th percentile annual total shareholder return (“TSR”) against our peers. In addition, Alamos was the top performing Company on TSR over three (3) years and second highest performing over five (5) years. Alamos also ranked above the median across all four return metrics (TSR, return on assets, return on invested capital, and return on equity) on a one-year basis, reflecting outstanding annual performance. The Company’s return metric performance (TSR aside) over three (3) and five (5) years was impacted by the impairment taken on the Company’s Turkish assets in 2021, with recent performance trending strongly upward.

Relative Performance - Growth Metrics vs. Peers
On growth measures (growth in operating cash flow, EBITDA, gold production, and reserves), Alamos’s exceptional 2023 performance resulted in an average ranking above median across nearly all growth metrics across the three time periods, with strong performance resulting in positioning above median across nearly all metrics and time periods. Only five-year gold production performance falls below median. Alamos performed particularly strongly on growth in Gold Production and Change in Reserves, which were consistently well above the median in almost all time periods, and in turn, drove exceptional EBITDA and Operating Cash Flow performance.

2024 Management Information Circular	28 | ALAMOS GOLD INC.

Relative Performance - Per Share Growth Metrics
Alamos’ average relative growth performance on a per share basis also ranks close to, or above the 75th percentile across all metrics over the three time periods, driven by exceptional Gold Production, EBITDA and Operating Cash Flow per share. The Company’s average ranking is at the 83rd percentile measured over one (1) year, 78th percentile over three (3) years’, and 76th percentile over five (5) years’ performance.

2024 Management Information Circular	29 | ALAMOS GOLD INC.

Long-Term Incentive Plans
The Company’s Long-term Incentive Plan (“LTIP”) provides for awards of stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) (the “Unit Awards” or “LTIs”). See “Securities Authorized for Issuance under Equity Compensation Plans” on page 75 for further details of the LTIP.
The following table summarizes the key features of the LTI Plan. No amendments were made to the LTIP since it was last approved by Shareholders on May 26, 2022. No security based compensation arrangements were acquired as part of an acquisition.

Eligible Participants

For PSUs and RSUs, any officer, or employee of the Company or any subsidiary of the Company. For Options, any officer or employee of the Company or any subsidiary of the Company. For greater certainty, the Company does not grant Options to non-executive directors. For DSUs, any non-executive director of the Company or any eligible subsidiary of the Company.

Annual Burn Rate	The information presented below is provided as required under Section 613 of the TSX Company Manual in respect of the annual burn rate of the Company’s LTI Plan.
	Number of securities granted under the LTI Plan during the applicable fiscal year:
		2023	2022	2021
	Alamos Gold - Restricted Share Units (RSUs)	747,993	905,058	724,984
	Alamos Gold - Deferred Share Units (DSUs)(1)	—	—	—
	Alamos Gold - Stock Options	481,449	634,727	1,165,147
	Alamos Gold - Performance Share Units (PSUs)	369,589	497,895	490,034
	Aggregate of RSUs, DSUs, Stock Options and PSUs	1,599,031	2,037,680	2,380,165
	Weighted average number of securities outstanding for the applicable fiscal year	395,509,000	392,172,000	392,649,000

	Annual burn rate	0.40	0.52	0.61
	1.The Company granted cash-settled only DSUs for each of 2021 (165,772), 2022 (143,178), and 2023 (112,653).
Types of Awards	Options, PSUs, RSUs and DSUs.

2024 Management Information Circular	30 | ALAMOS GOLD INC.

Number of Securities Issued and Issuable

The aggregate number of Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the LTI Plan, together with all other security-based compensation arrangements of the Company (other than any securities issued pursuant to Section 613(c) of the TSX Company Manual), shall not exceed 4% of the issued and outstanding Shares at the time of granting the award (on a non-diluted basis); provided that, the aggregate number of Shares to be reserved and set aside for redemption and settlement for all DSUs, RSUs and PSUs shall not exceed 2% of the issued and outstanding Shares outstanding at the time of the granting of the DSUs, RSUs and PSUs (on a non-diluted basis), as applicable. In respect of PSUs, the maximum number of Shares issuable under the PSU shall be included in the calculation for such purposes. As of December 31, 2023, 5,837,403 Shares are issuable upon the exercise or settlement of awards outstanding under the LTI Plan, representing approximately 1.5% of the issued and outstanding Shares as of that date. As of December 31, 2023, 14,010,446 Shares remain available for issuance under the LTI Plan, representing approximately 3.5% of the issued and outstanding Shares as of that date.

Plan Limits

When combined with all of the Company’s other previously established security-based compensation arrangements, the LTI Plan shall not result in: (i) a number of Shares issued to insiders within a one-year period exceeding 5% of the issued and outstanding Shares; (ii) a number of Shares issuable to insiders at any time exceeding 5% of the issued and outstanding Shares; and (iii) a number of Shares; (i) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time, or (ii) issuable to any one non-executive director within a one-year period exceeding an award value of $150,000 per such non-executive director; provided that DSUs granted in lieu of director fees payable on account of a director’s service as a member of the Board shall be excluded for purposes of the above-noted limits.

Definition of Market Price	“Market Price” means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.
Assignability	An award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.
Amending Procedures

The Board may, without Shareholder approval, amend, suspend, terminate or discontinue the LTI Plan or may amend the terms and conditions of any awards granted thereunder, provided that no amendment may materially and adversely affect any outstanding award without the consent of the applicable participant. By way of example, amendments that do not require Shareholder approval and that are within the authority of the Board in accordance with the requirements of the TSX, include but are not limited to: (i) amendments of a “housekeeping” nature or administrative in nature, including any amendment for the purpose of curing any ambiguity, error or omission in the LTI Plan or to correct or supplement any provision of the LTI Plan that is inconsistent with any other provision of the LTI Plan; (ii) an amendment which is necessary to comply with applicable law or the rules, regulations and policies of the TSX; (iii) amendments necessary for awards to qualify for favorable treatment under applicable tax laws; (iv) any amendment to the vesting provisions of the LTI Plan or any award thereunder; and (v) amendments necessary to suspend or terminate the plan.

Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments: (i) with respect to Options, reduce the exercise price, or cancel and reissue any Options so as to in effect reduce the exercise price; (ii) extend (a) the term of an Option beyond its original expiry date, or (b) the date on which a Unit Award will be forfeited or terminated in accordance with its terms, other than in accordance with LTI Plan’s blackout period provisions; (iii) increase the fixed maximum percentage of Shares reserved for issuance under the plan (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares); (iv) remove or to exceed the insider participation limits set out in the LTI Plan’s insider participation limits provision or the non-executive director limit set out in the LTI Plan’s outside director limit provision; (v) revise the LTI Plan’s assignment and transfer provision to permit awards granted under the LTI Plan to be transferable or assignable other than for estate settlement purposes; (vi) amendments to the definition of “Eligible Person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis; or (vii) delete or reduce the range of amendments which require approval by the shareholders of the Company under the LTI Plan’s amendment provision.

Financial Assistance	The Company will not provide financial assistance to participants under the LTI Plan.

2024 Management Information Circular	31 | ALAMOS GOLD INC.

Other

The LTI Plan further provides that if the expiry date or vesting date of Options is (i) during a blackout period, or (ii) within ten (10) trading days following the end of a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten (10) trading days following the end of the blackout period. In the case of Unit Awards, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price

The number of Shares subject to each Option grant, exercise price, vesting, expiry date and other terms and conditions are determined by the Board. The exercise price shall in no event be lower than the Market Price of the Shares on the grant date.

Term	No Option shall have a term exceeding seven (7) years.
Vesting	Unless otherwise specified, each Option shall vest ratably as to one third (1/3) on each of the first three (3) anniversaries of the grant date.
Exercise of Option

A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or if permitted by the Board, (ii) without payment either (A) by receiving an amount in cash per Option equal to the cash proceeds realized upon the sale of the Shares by a securities dealer in the capital markets, less the applicable exercise price and any applicable withholding taxes, or (B) by receiving the net number of Shares remaining after the sale of such number of Shares by a securities dealer in the capital markets as required to realize cash proceeds equal to the applicable exercise price and any applicable withholding taxes.

Termination Date	The participant’s last day of active employment by the Company or any subsidiary for any reason whatsoever (the “Termination Date”).
Circumstances Causing Cessation of Entitlement	Death

Unvested

Unvested Options granted on or after March 22, 2016, but prior to March 21, 2019, automatically terminate and are forfeited.

Unvested Options granted on or after March 21, 2019, automatically vest as of the date of death.
Vested Vested Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death.
	Disability	Unvested Options granted on or after March 22, 2016, but prior to March 21, 2019, are forfeited. Unvested Options granted on or after March 21, 2019, continue to vest in accordance with their terms.	Vested Options expire on the scheduled expiry date of the Option.

2024 Management Information Circular	32 | ALAMOS GOLD INC.

Circumstances Causing Cessation of Entitlement (continued)

Retirement and Early Retirement

For purposes of the Plan, “Early Retirement” means a participant’s resignation from employment on or after the date that the participant reaches age 60 and the participant has at least five (5) years of service in the aggregate as at his or her Termination Date, other than a Retirement.

Unvested Options continue to vest in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions.

Early Retirement
If a participant retires early and subsequently commences alternative employment without having received prior written consent from the Company, unvested Options automatically terminate on the applicable commencement date.

Vested Options expire on the scheduled expiry date of the Option.

Early Retirement
If a participant retires early and subsequently commences employment without having received prior written consent from the Company, all vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the applicable commencement date.

	Resignation	Unvested Options are forfeited.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the Termination Date.
	Termination without Cause (No Change in Control)	Unvested Options are forfeited on the Termination Date.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three (3) months following the Termination Date.
Circumstances Causing Cessation of Entitlement (continued)	Change in Control

Unless otherwise provided in the participant’s service agreement or award agreement, unvested Options do not vest and become immediately exercisable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Option is continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant’s service agreement within two years following the change in control.

The Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding Options (to the extent vested), subject to completion of the change in control.
Vested Options expire on the scheduled expiry date of the Option.

2024 Management Information Circular	33 | ALAMOS GOLD INC.

	Termination for Cause	Options, whether vested or unvested as of the Termination Date, automatically terminate.
B. RSUs and PSUs
RSU and PSU Terms

RSUs and PSUs are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of PSUs is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of Shareholders. The terms applicable to RSUs and PSUs under the LTI Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

Vesting

Unless otherwise provided, RSUs typically vest on November 30th of the third (3rd) calendar year following the year in which the RSU was granted. Executive team members’ RSUs vest ratably over three (3) years commencing one (1) year following the year in which the RSU was granted. Unless otherwise noted, PSUs shall vest as at the date that is the end of the performance cycle, subject to any performance criteria having been satisfied.

Settlement

On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a participant a cash payment equal to the Market Price of one Share as of the vesting date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

C. Deferred Share Units
DSU Terms

A DSU is a notional security that entitles the recipient to receive cash or Shares upon resignation from the Board. The terms applicable to DSUs under the LTI Plan (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.

Under the LTI Plan, the Board may grant discretionary DSUs and mandatory or elective DSUs that are granted as a component of a non-executive director’s annual retainer.

Vesting

Unless otherwise provided, mandatory or elective DSUs vest immediately, and the Board determines the vesting schedule for discretionary DSUs at the time of grant. The Company has not in the past and does not currently expect to grant discretionary DSUs in the future subject to vesting.

Settlement

DSUs may only be settled after the date on which the participant ceases to hold all positions with the Company or a related corporation. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, Shares, or a combination of both, in an amount equal to the Market Price of the notional Shares represented by the DSUs in the participant’s DSU account.

D. PSUs, RSUs and DSUs
Credit to Account

As dividends are declared, additional PSUs, RSUs and/or DSUs may be credited to a participant in an amount equal to the greatest whole number, which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

Circumstances Causing Cessation of Entitlement	Death

Vested Unit Awards will be settled as of the date of death. Unvested Unit Awards (other than DSUs) will vest and be settled as of the date of death, prorated to reflect (i) for RSUs, the actual period between the grant date and date of death, and (ii) for PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the achievement of the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining Units Awards will terminate as of the date of death. Unvested DSUs automatically terminate on the date of death.

2024 Management Information Circular	34 | ALAMOS GOLD INC.

Disability

Vested Unit Awards will be settled as of the date of disability.

Unvested Unit Awards (other than DSUs) will vest and be settled in accordance with their terms as of the date of disability, and (i) PSUs will be prorated to reflect the actual period between the commencement of the performance cycle and the date of disability, based on the achievement of the performance criteria for the applicable performance period up to the date of disability, and (ii) RSUs will be prorated to reflect the actual period between the grant date and the date of disability.

Subject to the foregoing, any remaining Unit Awards (including unvested DSUs) will automatically terminate as of the date of disability.

Retirement/ Early Retirement

Vested Unit Awards will be settled as of the Termination Date.

Unvested PSUs will continue to vest and be settled in accordance with their terms, based on the achievement of the performance criteria for the applicable performance period(s) and subject to compliance with any applicable non-compete and/or non-solicit provisions. Subject to the foregoing, any remaining PSUs will terminate as of the expiry date of the applicable performance period.

Unvested RSUs will continue to vest and be settled in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions.

Unvested DSUs automatically terminate on the Termination Date.

Early Retirement
If a participant retires early and subsequently commences alternative employment without having received prior written consent from the Company, all unvested PSUs and RSUs will automatically terminate on the applicable commencement date.

Circumstances Causing Cessation of Entitlement (continued)	Resignation	Vested Unit Awards will be settled in accordance with their terms as of the Termination Date. Unvested Unit Awards automatically terminate on the Termination Date.
Termination without Cause (No Change in Control)

Vested Unit Awards will be settled in accordance with their terms as of the Termination Date.

The following summary is in respect of the unvested Unit Awards as at the Termination Date:

Outstanding PSUs that would have vested on the next vesting date following the Termination Date are prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the achievement of the performance criteria for the applicable performance period(s) up to the Termination Date, and will be settled in accordance with their terms as of such vesting date. Subject to the foregoing, any remaining PSUs will terminate as of the Termination Date.

Outstanding RSUs with a grant date on or after March 21, 2019, that would have vested on the next vesting date following the Termination Date, will vest and be settled in accordance with their terms as of such vesting date, prorated to reflect the actual period between the grant date and Termination Date.

Unvested DSUs automatically terminate on the date of termination.

2024 Management Information Circular	35 | ALAMOS GOLD INC.

Change in Control

Unless otherwise provided in the participant’s service agreement or award agreement, Unit Awards do not vest and become immediately settleable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Unit Awards are continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant’s service agreement within two years following the change in control, and in each case, any outstanding PSUs will vest based on the achievement of the performance criteria for the applicable performance period(s) up to the effective date of the change in control.

The Board shall have the right, but not the obligation, to settle all of the participant’s outstanding Unit Awards (to the extent vested), subject to completion of the change in control.

Termination with Cause	Unit Awards, whether vested or unvested as of the Termination Date, automatically terminate.

Executives play a critical role in achievement of the Company’s operational, financial and other corporate objectives, which can result in shareholder value and share price appreciation. To align the interests of executives with those of shareholders, each officer is awarded a long-term incentive package on entering service, and annual grants, which are reviewed and approved by the Board.

In 2023, the LTIP target for the CEO was 275% of base salary. Other named executives are: 110% to 160% of base salary. LTI grants reflect performance, peer group benchmarking, and other considerations and are reviewed and approved by the Board.

Performance Share Units
The Board approved a PSU grant for executives under the LTIP on February 24, 2023. The PSU parameters are as follows:
1.    Performance Measure
The Company uses relative TSR, consistent with a common market practice in PSU plans.
2.    Performance Periods
As per the terms of the LTIP, the performance cycle is defined as the period of time between the grant date and the date specified by the Company in the performance criteria and is to be no later than December 31st of the calendar year, three (3) years after the calendar year grant date. As such, the performance periods have been defined as:
•Performance Period One = Date of Grant to 1st Year Anniversary
•Performance Period Two = 1st Year Anniversary to 2nd Year Anniversary
•Performance Period Three = 2nd Year Anniversary to 3rd Year Anniversary
•Cumulative Performance Period = Date of Grant to 3rd Year Anniversary
The PSUs vest on the third (3rd) anniversary from the date of grant (end of Cumulative Performance Period). As per the LTIP, PSUs may be settled in cash (based on the Market Price (five-day volume weighted average price) as of the vesting date), shares, or any combination of cash and shares, at the sole discretion of the Board. PSUs will be settled within thirty (30) days of the vesting date.

2024 Management Information Circular	36 | ALAMOS GOLD INC.

3.    Performance Period Weightings
To ensure the performance factor for PSUs are focused on the long-term, the performance period weightings are as follows:
•Performance Period One - 20%
•Performance Period Two - 20%
•Performance Period Three - 20%
•Cumulative Performance Period - 40%

4.    2023 Performance Peer Group

Refer to page 45 for the 2023 performance peer group.
5.    Performance Payout Factor (scale)
The number of PSUs that will vest is subject to:
•Completion of the vesting period; and
•Company performance relative to the performance peer group.

The scale below reflects the level of risk embedded in the LTIP. There is the possibility of a zero payout (performance below P25), and the upper end of the scale has been set at a factor of 150% for performance above the 75th percentile. One hundred percent of payout has been mapped to the median or better for performance relative to peers. That said, in the case of a cumulative negative TSR, the payout factor will be capped at 100% even if TSR is above the 50th percentile of the peer group. Vesting is linear and vesting will be interpolated for any performance ranking that falls between the stated goals below.

Performance - Relative TSR, Years 1, 2, 3, and 1 - 3	Payout Factor (as a %)
Below 25th Percentile	0
25th Percentile	50
40th Percentile	80
50th Percentile	100
60th Percentile	120
70th Percentile	140
75th Percentile and above	150

Stock Options

The LTIP also provides for the grant of non-transferable options to purchase Common Shares of the Company at an exercise price not lower than the Market Price of the Shares on the grant date. Stock options granted in 2023 vest in three (3) equal tranches (33%) starting on the first anniversary of the grant date and expire seven (7) years from the date of grant.
Restricted Share Units

The LTIP provides for the grant of RSUs to executives. RSUs granted to NEOs in 2023 vest in three (3) equal tranches (33%) starting on the first anniversary of the grant date. All vested RSUs under this grant are to be settled no later than one month from November 30th of the third (3rd) year from date of grant.

2024 Management Information Circular	37 | ALAMOS GOLD INC.

Employee Share Purchase Plan
The purpose of the Employee Share Purchase Plan (“ESPP”) is to advance the long-term interests of the Company by providing all employees of the Company and its subsidiaries with the opportunity and incentive, through the ability to purchase Shares, to acquire an ownership interest in the Company, and to promote a greater alignment of interests between such persons and our Shareholders. Of the eligible employees, the 2023 participation rate was 81%.

The following table summarizes the key features of the ESPP. No amendments were made to the ESPP since it was last approved by Shareholders on May 26, 2022. No security based compensation arrangements were acquired as part of an acquisition.

Eligible Participants

Any officer or and eligible regular full-time or part-time employee of the Company or any subsidiary of the Company, provided that the officer or employee has been actively employed by the Company or any eligible subsidiary for at least three (3) months and such officer or employee has not experienced a Termination Date (as defined below).

Administration

The ESPP will be administered by the board of directors of the Company (the “Board”). The Board can delegate to any director, officer or employee of the Company, including to a committee of the Board, such of the Board’s duties and powers relating to the ESPP as the Board may see fit, subject to applicable law.

Contributions	Participant Contributions

Participants may elect to contribute between one (1) and ten percent (10%) of their base salary towards the purchase of Shares. The Company shall have no obligation to pay interest on participant contributions or to hold such amounts in a trust or in any segregated account.

A participant may not make any separate cash payment other than the participant’s contributions into the participant’s ESPP account.

A participant shall be entitled to increase, decrease, suspend, terminate or resume his or her participant contributions no more than two times (2x) per calendar year, or three times (3x) per calendar year for employees returning from a leave of absence.

	Employer Contributions	The Company will match the contribution of the participant in an amount equal to fifty percent (50%) of the participant’s contribution.

2024 Management Information Circular	38 | ALAMOS GOLD INC.

Insider Participation Limits

The ESPP, when combined with all of the Company’s other established security-based compensation arrangements, shall not result at any time in: (i) a number of Shares issued to insiders within a one-year period exceeding five percent (5%) of the issued and outstanding Shares; and (ii) the number of Shares issuable to insiders at any time exceeding five percent (5%) of the issued and outstanding Shares. Additionally, in no event shall the number of Shares acquired by any one participant in any calendar year exceed thirty thousand (30,000), which represents approximately 0.01% of the Company’s issued and outstanding Shares as of December 31, 2023, or such other maximum number of Shares as determined from time to time by the Company.

Blackout Period

Notwithstanding any other provision of the plan, if a blackout period is in effect, (i) an eligible participant subject to the blackout period may not enroll in the plan until after the end of the blackout period, and (ii) a participant subject to the blackout period may not increase, decrease, suspend, terminate or resume his or her participant’s contributions until after the end of the blackout period.

Shares Subject to the ESPP

The aggregate number of Shares to be reserved and set aside for issue from treasury under the ESPP is 0.8% of the issued and outstanding Shares from time to time on a non-diluted basis, which represented 3,175,656 Shares as of December 31, 2023. The aggregate number of Shares issued pursuant to the ESPP, together with all other established security-based compensation arrangements of the Company (other than any Shares issued pursuant to Section 613(c) of the TSX Company Manual), shall not exceed four percent (4%) of the issued and outstanding Shares at the time the Shares are available (on a non-diluted basis). The Company has issued shares under the ESPP through market and treasury purchases. As of December 31, 2023, 469,566 Shares have been issued from Treasury under the ESPP, representing approximately 0.12% of the issued and outstanding Shares as of that date.

Dividend Equivalents

Dividend equivalents are credited to a participant’s ESPP account as follows: (i) any cash dividends or distributions credited to the participant’s ESPP account are deemed to be invested in additional Shares on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (a) the value of such dividend or distribution on the payment date by (b) the Market Price (as defined below) of one Share on the dividend payment date, and such additional Shares are subject to the same terms and conditions as are applicable in respect of the Shares with respect to which such dividends or distributions were payable; and (ii) if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities are subject to the same holding period and the same vesting and other restrictions (if applicable) as apply to the Shares with respect to which they were paid.

Financial Assistance	Other than the employer’s contribution, no financial assistance is provided to plan participants.
Assignability	Shares acquired under the ESPP may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.

2024 Management Information Circular	39 | ALAMOS GOLD INC.

Amending Procedures

The Board may amend the ESPP at any time, provided, however, that no such amendment may materially and adversely affect any Shares previously awarded to a participant without the consent of the participant, except to the extent required by applicable law or the rules of the TSX. Without limiting the generality of the foregoing, the Board may make certain amendments to the ESPP or the Shares awarded thereunder without obtaining Shareholder approval, including, but not limited to amendments which are intended to: (i) ensure compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading; (ii) provide additional protection to shareholders of the Company; (iii) remove any conflicts or other inconsistencies which may exist between any terms of the ESPP and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules or policies of any stock exchange on which the Shares are listed for trading; (iv) cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error; (v) facilitate the administration of the ESPP; (vi) amend the definitions of the terms used in the ESPP, the dates on which participants may become eligible to participate in the ESPP, the minimum and maximum permitted payroll deduction rate, the amount of participant’s contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Shares, the rights to sell or withdraw Shares, including any holding period, and cash credited to a participant’s ESPP account and the procedures for doing the same, the interest payable on cash credited to a participant’s ESPP account, the transferability of Shares, contributions or rights under the ESPP, the adjustments to be made in the event of certain transactions, ESPP expenses, restrictions on corporate action, or use of funds; or (vii) make any other change that is not expected to materially adversely affect the interests of the Shareholders of the Company.

Notwithstanding the foregoing, none of the following amendments to the ESPP or the Shares issued thereunder may be made without obtaining approval of the Shareholders: (i) extend the date on which Shares will be forfeited or terminated in accordance with their terms; (ii) increase the fixed maximum percentage of Shares reserved for issuance under the ESPP (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares), other than pursuant to the plan’s adjustment provision; (iii) revise the definition of Market Price or the method for determining the purchase price of Shares that would result in a decrease in the purchase price of such Shares for the benefit of an insider; (iv) remove or to exceed the insider participation limits set out in the ESPP’s insider participation limits provision; (v) revise the ESPP’s assignment and transfer provision to permit Shares issued under the ESPP to be transferable or assignable other than for estate settlement purposes; (vi) amend the definition of “Eligible Person” to permit the introduction or reintroduction of non-executive directors on a discretionary basis; (vii) revise the definition of “Employer’s Contribution” that would result in an increase to the employer matching contribution amount; (viii) revise the ESPP to provide a purchase price discount on Shares; or (ix) delete or reduce the range of amendments which require approval by the shareholders of the Company under the ESPP’s amendment provision.

Market Price	“Market Price” means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.

2024 Management Information Circular	40 | ALAMOS GOLD INC.

Purchase Price	Market Purchase Shares

For all Shares purchased in the market, the purchase price will be 100% of the average purchase price of the Shares purchased by the administrator on behalf of the participants through the facilities of the TSX or the NYSE, as applicable, on the date that such Market Purchase Shares are acquired.

The Administrator will control the time, amount and manner of the purchases of any Market Purchase Shares.

	Treasury Purchase Shares	For all Shares purchased and issued from treasury, the purchase price will be a price per Share equal to 100% of the Market Price on the date such Shares are issued.
Vesting & Holding Period

Shares acquired pursuant to the ESPP vest immediately. Shares acquired with employer’s contributions are, subject to the cessation of a participant’s employment, subject to a six (6) month holding period commencing as of the day such Shares are acquired by the participant (the “Holding Period”).

Withdrawals

Subject to compliance with applicable laws, any restrictions as may be prescribed by the Board and the Holding Period, participants are entitled to sell or withdraw some or all Shares held in their ESPP account twice per calendar year.

Such Shares will be sold on the TSX and/or NYSE as soon as is administratively practical after receipt of the request. The sale price for such Share shall be the prevailing market price of the Shares at the time of such sale.

Termination Date	The participant’s last day of active employment by the Company or any subsidiary for any reason whatsoever (the “Termination Date”).

2024 Management Information Circular	41 | ALAMOS GOLD INC.

Termination of Employment	Death

The participant’s personal representative may elect to withdraw or sell all the Shares credited to the participant’s ESPP account as of the date of death by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within thirty (30) days of the participant’s date of death, the participant’s personal representative (or such other designated person) will automatically be deemed to have elected to sell the balance of Shares as of the 31st day following date of death. Thereafter, any accumulated cash and Shares credited to the participant’s ESPP account as of the date of death will be delivered to, or on behalf of, the participant as soon as administratively practicable.

Termination for any reason other than death

The participant may elect to withdraw or sell all the Shares credited to the participant’s ESPP account as of the Termination Date, by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within thirty (30) days of the Termination Date, the participant will automatically be deemed to have elected to sell the balance of the Shares as of the 31st day following the Termination Date. Thereafter, any accumulated cash credited to the participant’s ESPP account as of the Termination Date will be delivered to, or on behalf of, the participant as soon as administratively practicable.

Supplemental Executive Retirement Plan
The Board approved a Supplemental Executive Retirement Plan (“SERP”) for the Company’s executives which became effective on January 1, 2014. The SERP is an unfunded, non-registered plan. The Company is not required nor obligated to fund the provision of any benefits under this SERP prior to the date the members’ benefit entitlements fall due. There are no physical assets or funds held in trust in connection with this unfunded SERP. The members are unsecured creditors of the Company with respect to balances in their SERP Vested Accumulated Accounts.
The SERP is administered by a Company-approved Authorized Administrative Agent. Each executive provides their Investment Direction within a pre-approved list of investment options, in writing, which specifies the investment and percentages to be notionally invested in the Company-approved Allowable Investment Options.
SERP benefits are Canadian dollar denominated. Executives are eligible to participate in the SERP on the first (1st) day of the month following the date of hire, subject to Board approval. The SERP has a two (2) year plan participation vesting provision. On July 26, 2022, the Board approved an amendment to the SERP that was administrative in nature driven by a change of third-party administrator. The Company credits twelve percent (12%) of each executive’s annual earnings (base salary and annual non-equity incentive) to the members’ SERP

2024 Management Information Circular	42 | ALAMOS GOLD INC.

Accumulation Sub-account. No other earnings may be included in this calculation, and the executive does not contribute cash or matching amount. Executives are not permitted to make notional contributions to the SERP.
The value of each executive’s SERP Account is calculated by the Authorized Administrative Agent and includes both the notional employer contributions and the notional investment earnings thereon.
Upon retirement, which has been defined in the SERP as any time following the end of the month in which the executive turns sixty-five (65) (“Normal Retirement Date”), the executive is entitled to the SERP vested amount.
The Executive’s entitlement under the SERP shall immediately vest upon a cessation of employment due to the incurrence of a Total and Permanent Disability and shall be deemed to be the Executive’s SERP account immediately prior to their disability retirement date.
In the case of normal retirement, resignation and termination, the Corporation has the option to approve vesting of the SERP account, in consideration for the departing executive performing their duties in good faith during the notice period and as expected by the Company.
If the vested portion of the SERP account is less than $100,000, the benefit shall be provided in a lump-sum payment, less applicable withholding taxes. If the vested portion of the SERP account is $100,000 or more, the executive may receive the benefit as a lump-sum payment, less applicable withholding taxes, or a lump-sum contribution to a Retirement Compensation Arrangement (“RCA”) as defined under the Income Tax Act (Canada).
The table below outlines the notional value of each NEO's SERP as at December 31, 2023, in USD$ converted at the year-end 2023 exchange rate CAD$1.00=USD$0.7561.

Name	Accumulated Value at Start of Year (USD$)	Compensatory Change (2023) (USD$)	Accumulated Value at Year-end (USD$)
John A. McCluskey, CEO	$1,905,305	$532,233	$2,437,538
Gregory Fisher, CFO	$433,052	$141,419	$574,471
Luc Guimond, COO	$60,942	$99,765	$160,707
James Porter, Former CFO	$909,259	$130,833	N/A(1)
Nils F. Engelstad, SVP, General Counsel	$405,044	$136,038	$541,082
Christopher Bostwick, SVP, Technical Services	$443,034	$93,119	$536,153
(1)Jamie Porter resigned as CFO effective April 28, 2023. Mr. Porter’s SERP was paid out following his resignation.

Compensatory change reflects 2023 contributions of 12% of cash compensation plus investments gains.

2024 Management Information Circular	43 | ALAMOS GOLD INC.

Independent Advice

The Company paid the fees outlined below:

Services	Executive Compensation Related Fees(1)	All Other Fees(1)
2023 Director and Executive Compensation-related Fees
WTW
The HRC retained WTW in 2023 to provide compensation advice and other related services. WTW provided the following services in respect of 2023:
•Researched and reviewed the 2023 compensation and performance peer groups;
•Reviewed executive and Director compensation benchmarking and recommendations for the HRC;
•Conducted Pay for Performance analysis;
•Reviewed management information circular; and
•Provided advice on other executive and board-level matters.
	CAD$126,790	Nil
2022 Director and Executive Compensation-related Fees
WTW
The HRC retained WTW in 2022 to provide compensation advice and other related services. WTW provided the following services in respect of 2022:
•Researched and reviewed the 2022 compensation and performance peer groups;
•Reviewed executive and Director compensation benchmarking and recommendations for the HRC;
•Conducted Pay for Performance analysis;
•Reviewed management information circular; and
•Provided advice on other executive and board-level compensation matters.
	CAD$144,584	Nil
(1) Reported associated fees may be estimates given billing occurs after the services have been provided and/or may be those fees billed in the respective year and excludes HST.
The services performed by the independent compensation advisory firm are performed under its engagement with the HRC, working with management as required. All services and related invoices are approved by the Chair of the HRC. In 2022 and 2023, the HRC reviewed and considered the information and advice provided by WTW, among other factors, when it made its recommendations to the Board for approval. The Board, however, makes the final decisions with respect to executive compensation after considering the HRC’s recommendations. WTW was first retained by the Company in 2017.
Board Outreach
The Board is committed to aligning executive pay with the performance of the Company and, in doing so, is committed to its outreach program with representatives and advisors to institutional investors, when deemed to be required or when requested. The Chair of the HRC, the Chair of the CGNC and the Chair of the Board met with several institutional investors in 2023 to discuss corporate governance and shareholder engagement.

Peer Group - Executive Compensation
The HRC and, subsequently, the Board, reviewed and approved the peer group for 2023 executive compensation (consisting of base salaries, and annual non-equity incentive targets and long-term incentives) at the July 26, 2022, Board meeting. The companies comprising the peer group were selected as being of broadly comparable size and complexity determined on the basis of Alamos’ Last Twelve Months (“LTM”) Total Revenue, Net Asset Value, and Market Capitalization. As a result of the annual review of the Company peer group, Pretium Resources Inc. was removed from the peer group for 2023 and Hecla Mining Company was added.

2024 Management Information Circular	44 | ALAMOS GOLD INC.

The peer group selected for 2023 was as follows:

2023 Peer Group
B2Gold Corp.	Centerra Gold Inc.	Dundee Precious Metals Inc.
Eldorado Gold Corp.	Equinox Gold Corp.	IAMGOLD Corp.
Lundin Gold Inc.	New Gold Inc.	Pan American Silver Corp.
Hecla Mining Company	SSR Mining Inc.	Torex Gold Resources
Yamana Gold Inc.

Peer Group - Performance
The HRC and, subsequently, the Board, reviewed and approved the peer group for the 2023 Performance Share Unit (“PSU”) grant at the October 25, 2022, Board meeting.

2023 Performance Peer Group
B2Gold Corp.	Centerra Gold Inc.	Dundee Precious Metals Inc.
Eldorado Gold Corp.	Endeavour Mining Corp.	Equinox Gold Corp.
IAMGOLD Corp.	Lundin Gold Inc.	New Gold Inc.
SSR Mining Inc.	Torex Gold Resources	Yamana Gold Inc.
S&P TSX Global Gold Index

2024 Management Information Circular	45 | ALAMOS GOLD INC.

John A. McCluskey, President and Chief Executive Officer
The CEO is to be the leader of an effective and cohesive management team, sets the tone for the Company by exemplifying consistent values of high ethical standards and fairness, leads the Company in defining its vision, is the main spokesperson for the Company, and bears chief responsibility for ensuring the Company achieves its short, mid and long-term operational and strategic objectives. The CEO works with and is accountable to the Board in designing and executing the Company’s strategic plan. Mr. McCluskey’s bonus in 2023 was attributable to broad achievement of the corporate objectives, including operational success resulting in record production, continued exploration success at Island Gold and Mulatos, and achieving certain strategic milestones.

2023 Achievements

•Led the management team in the successful execution of corporate strategy
•Oversight of construction and operations, including achieving record production, revenue and cash flow across the operations, achieving all key construction milestones for the P3+ Expansion at Island Gold in 2023, and receipt of the federal and provincial Environmental Impact Assessment approval for the Lynn Lake project
•Oversight of the successful global exploration program across the Company’s portfolio, which resulted in overall increases to Mineral Reserves, and Island Gold increasing to over 6 million ounces in total Mineral Reserves and Resources
•Oversight of the Company's ESG initiatives, which resulted in recognition through numerous awards, and completion of two Impact Benefit Agreements with First Nations partners at the Company’s projects
•Leading the M&A strategy and execution, including the acquisition of Manitou Gold adjacent to the Company’s Island Gold mine, as well as the announcement of the acquisition of Orford Mining

2023 Pay Mix	Compensation in USD$(1)	2023 ($)	2022 ($)	2021 ($)
	Base Salary	$755,718	$711,048	$718,020
	Annual Incentive	$1,133,577	$977,690	$762,896
	Stock Options	$519,556	$426,629	$815,352
	Performance Share Units	$1,039,112	$853,257	$829,694
	Restricted Share Units	$519,556	$426,629	—
	Total Direct Compensation	$3,967,520	$3,395,253	$3,125,962
	Year over Year Change	17%	9%	10%
EQUITY OWNERSHIP

Share Ownership - Mr. McCluskey exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 1, 2024(4) (USD$)	Total Value (USD$)	Multiple
3 times base salary	1,438,659	$14.52	$20,889,329	27.6x
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7409 (2023), CAD$1.00 = USD$0.7687 (2022), and CAD$1.00 = USD$0.7978 (2021).
(2)Effective April 1, 2024, Mr. McCluskey’s equity ownership requirement as a NEO is in excess of 3 times base salary.
(3) Share/equity holdings as at December 31, 2023.
(4)April 1, 2024, closing share price on NYSE.

2024 Management Information Circular	46 | ALAMOS GOLD INC.

Gregory Fisher, Chief Financial Officer
Gregory Fisher joined Alamos Gold in 2010 and was appointed to Chief Financial Officer in 2023, after most recently serving as Senior Vice President of Finance. He has 20 years of progressive experience in the mining sector, including 14 years with Alamos Gold in various roles, and as Senior Manager at KPMG, serving mining clients in the firm’s audit practice. Mr. Fisher supports execution of the Company’s strategy, and oversees regulatory financial reporting, treasury management, budgeting and forecasting, tax planning and compliance, maintenance of the Company's internal control environment, and information technology. He also is responsible for monitoring and maintaining the Company’s financial strength, ensuring adequate liquidity, managing counterparty arrangements, achieving return on investment targets, evaluating and structuring M&A opportunities and overall risk management. Mr. Fisher’s 2023 compensation was based on specific objectives and his bonus in 2023 was based on his contribution towards the Company achieving its corporate objectives. Mr. Fisher graduated with an Honours Bachelor of Commerce degree from McMaster University and holds a CPA, CA designation.

2023 Achievements

•Oversight of the Company’s strong financial performance, including record revenues of $1.0 billion, record operating cash flow (before changes in working capital) of $519 million, and free cash flow of $124 million
•Maintaining balance sheet strength ($225 million cash and no debt as of December 31, 2023) while investing significantly in the Phase 3+ Expansion at Island Gold, and exploration activities across the Company
•Achieved mid-point of Company-wide cost and capital guidance despite significant industry wide inflationary pressures
•Delivered on a successful capital allocation program that resulted in significant returns to shareholders, filing of a base shelf prospectus for increased financial flexibility, and growth in the Company’s cash balance by close to $100 million
•Oversight of the capital and operating cost inputs and economic analysis included in the Lynn Lake updated Feasibility Study

2023 Pay Mix	Compensation in USD$(1)	2023 ($)	2022 ($)	2021 ($)
	Base Salary	$339,579	$274,580	$275,321
	Annual Incentive	$301,955	$177,447	$147,297
	Stock Options	$100,540	$90,707	$174,718
	Performance Share Units	$201,080	$181,413	$177,792
	Restricted Share Units	$100,540	$90,707	-
	Total Direct Compensation	$1,043,695	$814,854	$775,128
	Year over Year Change	28%	5%	15%
EQUITY OWNERSHIP

Share Ownership - Mr. McCluskey exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 1, 2024(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	123,425	$14.52	$1,792,131	4.8x
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7409 (2023), CAD$1.00 = USD$0.7687 (2022), and CAD$1.00 = USD$0.7978 (2021).
(2)Effective April 1, 2024, Mr. Fisher’s equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2023.
(4)April 1, 2024, closing share price on NYSE.

2024 Management Information Circular	47 | ALAMOS GOLD INC.

Luc Guimond, Chief Operating Officer
Luc Guimond has nearly 35 years of experience in the mining industry in operations management, project management, mine construction, and corporate development in Canada and Australia. Mr. Guimond was appointed Chief Operating Officer in 2022 after most recently serving as Vice President, Operations. Prior to that, he was the General Manager of Young-Davidson, where he oversaw its evolution from the development and construction stages, through to the successful completion of the lower mine expansion, resulting in record operating and financial performance in 2021. Mr. Guimond joined Northgate Minerals (a predecessor company) in 2006 as Project Manager of the Young-Davidson project and was later appointed Executive General Manager for Northgate Minerals’ Australian operations. Prior to that, he held progressively senior positions with Noranda, Hemlo Gold, Battle Mountain Gold and Newmont. Mr. Guimond is a graduate of the Haileybury School of Mines and holds a Bachelor of Applied Science degree in Mining Engineering from Queen’s University. He is a licensed Professional Engineer in Ontario.

2023 Achievements

•Oversight of company-wide health, safety, and environmental programs
•Supported the achievement of record gold production, and achieved cash cost, AISC cost and capital guidance despite significant industry wide inflationary pressures
•Oversight of successful first full year production from La Yaqui Grande, resulting in a significant increase in production from Mexico in 2023 and $142 million in mine site cash flow
•Oversight of the Phase 3+ expansion at Island Gold, including achievement of key milestones in 2023, such as the commencement of shaft sinking, permitting and other construction activities
•Oversight of Lynn Lake development project, including engineering initiatives, government relations and permitting.
•Advanced stakeholder engagement/relationships with local First Nations communities in Ontario and Manitoba

2023 Pay Mix	Compensation in USD$(1)	2023 ($)	2022 ($)	2021 ($)
	Base Salary	$379,711	$292,106	$255,296
	Annual Incentive	$375,914	$227,996	$159560
	Stock Options	$153,969	$86,287	N/A
	Performance Share Units	$307,937	$172,573	N/A
	Restricted Share Units	$153,969	$86,287	$186,286
	Total Direct Compensation	$1,371,500	$856,249	$601,142
	Year over Year Change	59%	44%	5%
EQUITY OWNERSHIP

Share Ownership - Mr. Guimond exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 1, 2024(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	132,641	$14.52	$1,925,947	5.0x
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7409 (2023), CAD$1.00 = USD$0.7687 (2022), and CAD$1.00 = USD$0.7978 (2021).
(2)Effective April 1, 2024, Mr. Guimond’s equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2023.
(4)April 1, 2024, closing share price on NYSE.

2024 Management Information Circular	48 | ALAMOS GOLD INC.

James Porter, Former Chief Financial Officer
Mr. Porter has over 20 years of experience in the mining industry. He joined Alamos in 2005 as Controller and was promoted to Vice President of Finance in 2008. He served as Alamos’ Chief Financial Officer from 2011 to April 2023. As CFO, Mr. Porter reported to the CEO and managed the Company’s financial reporting, internal control, treasury, information technology, investor relations and corporate development functions. He also was responsible for monitoring and maintaining the Company’s financial strength, ensuring adequate liquidity, managing counterparty arrangements, achieving return on investment targets, evaluating and structuring M&A opportunities and overall risk management. Mr. Porter did not receive a bonus in 2023. He Porter resigned from his position as CFO with an effective date of April 28, 2023.

2023 Achievements
N/A - Mr. Porter resigned from his position as CFO, effective April 28, 2023.

2023 Pay Mix	Compensation in USD$(1)	2023 ($)	2022 ($)	2021 ($)
	Base Salary	$148,180	$440,388	$443,736
	Annual Incentive	—	$500,942	$393,816
	Stock Options	—	$172,958	$349,436
	Performance Share Units	—	$345,915	$355,583
	Restricted Share Units	—	$172,958	—
	Total Direct Compensation	$148,180	$1,633,160	$1,542,572
	Year over Year Change	-91%	6%	10%
EQUITY OWNERSHIP

Share Ownership - N/A - Mr. Porter resigned from his position as CFO, effective April 28, 2023.
Level Required	Share/Equity Holdings	Share Price at April 1, 2024 (USD$)	Total Value (USD$)	Multiple
N/A	N/A	N/A	N/A	N/A
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7409 (2023), CAD$1.00 = USD$0.7687 (2022), and CAD$1.00 = USD$0.7978 (2021).

2024 Management Information Circular	49 | ALAMOS GOLD INC.

Nils F. Engelstad, Senior Vice President, General Counsel
Nils F. Engelstad joined Alamos Gold in 2015 as Vice President and General Counsel. Prior to joining Alamos, Mr. Engelstad served as Vice President, General Counsel and Corporate Secretary to McEwen Mining Inc. He also acted as the General Counsel to that entity's founder and the group known as the McEwen Capital Group of Companies. Prior to joining McEwen Mining, Mr. Engelstad practiced with leading Canadian law firm, Stikeman Elliott LLP. He holds a BA from the University of Toronto, an LL.B from the University of Windsor, a Master of Laws from the University of Toronto (Global Professional LLM), and an MA in International Relations from Queen Mary University of London. Mr. Engelstad is a member of the Law Society of Ontario.

2023 Achievements

•Oversight and lead strategy of the Company’s bilateral investment treaty claim against the Republic of Türkiye
•Key contributor to corporate strategy, specifically as it relates to corporate development, indigenous relations, and energy initiatives
•Oversight of the Company’s best-in-class corporate governance program, including serving as Chair of the company’s Risk Committee and Disclosure Committees.
•Oversight and continuous improvement of the Company’s legal and land management functions, including as related to significant contracting efforts required for the Island Gold Phase 3+ expansion

2023 Pay Mix	Compensation in USD$(1)	2023 ($)	2022 ($)	2021 ($)
	Base Salary	$335,257	$305,866	$308,190
	Annual Incentive	$216,660	$180,843	$148,317
	Stock Options	$95,854	$86,479	$174,718
	Performance Share Units	$191,708	$172,958	$177,792
	Restricted Share Units	$95,854	$86,479	—
	Total Direct Compensation	$935,333	$832,624	$809,017
	Year over Year Change	12%	3%	11%
EQUITY OWNERSHIP

Share Ownership - Mr. Engelstad exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 1, 2024(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	107,067	$14.52	$1,554,613	4.5x
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7409 (2023), CAD$1.00 = USD$0.7687 (2022), and CAD$1.00 = USD$0.7978 (2021).
(2)Effective April 1, 2024, Mr. Engelstad’s equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2023.
(4)April 1, 2024, closing share price on NYSE.

2024 Management Information Circular	50 | ALAMOS GOLD INC.

Chris Bostwick, Senior Vice President, Technical Services
Chris Bostwick has over 30 years of experience in the global mining industry, 19 of which were spent with Barrick Gold in various roles. Mr. Bostwick joined Alamos Gold as Vice President, Technical Services in the merger with AuRico Gold Inc. He has mining experience in operations, engineering, maintenance, strategic planning, and project evaluation and development gained in North and South America, Africa and Russia. As Senior Vice President of Technical Services, Mr. Bostwick is responsible for overseeing all annual reserve and resource reporting, technical services functions at site, continuous improvement, life of mine planning and costing, and technical due diligence for corporate development. Mr. Bostwick’s 2023 bonus was based on performance against the corporate metrics and his 2023 achievements.

2023 Achievements

•Oversight of continuous improvement initiatives across the Company’s mine sites
•Oversight of Mineral Reserves and Resources, which reported 2023 Mineral Reserves of 10.7 million ounces, up from 10.5 million ounces at the end of 2022, with an 18% increase at Island Gold, a 13% increase at Lynn Lake, and a 33% increase at PDA more than offsetting mining depletion of 0.7 million ounces
•Oversight of the updated Lynn Lake Feasibility Study
•Oversight of ongoing study work on PDA in Mexico

2023 Pay Mix	Compensation in USD$(1)	2023 ($)	2022 ($)	2021 ($)
	Base Salary	$314,883	$312,477	$315,131
	Annual Incentive	$221,992	$201,548	$165,276
	Stock Options	$100,966	$91,091	$174,718
	Performance Share Units	$201,932	$182,182	$177,792
	Restricted Share Units	$100,966	$91,091	—
	Total Direct Compensation	$940,739	$878,388	$832,917
	Year over Year Change	7%	5%	9%
EQUITY OWNERSHIP

Share Ownership - Mr. Bostwick exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 1, 2024(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	170,243	$14.52	$2,471,928	7.9x
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7409 (2023), CAD$1.00 = USD$0.7687 (2022), and CAD$1.00 = USD$0.7978 (2021).
(2)Effective April 1, 2024, Mr. Bostwick’s equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2023.
(4)April 1, 2024, closing share price on NYSE.

2024 Management Information Circular	51 | ALAMOS GOLD INC.

Cost of Management Analysis
The table below shows the total compensation paid to our named executive officers as a percentage of revenue and EBITDA in the fiscal year 2023.

NEO Compensation (USD $mm)	Total Compensation as a Percentage of Financial Metrics
	Revenue	EBITDA(1)
$9.1	0.9%	1.9%
(1)EBITDA is a non-GAAP measure. See page 32 of the Company’s Management Discussion and Analysis for the year ended December 31, 2023.
Minimum Equity Ownership Requirements

On March 31, 2016, the Company adopted Minimum Equity Ownership Requirements for Directors and Officers. On February 23, 2021, the Board of Directors approved increases to the Minimum Equity Ownership Requirements. The current requirements are stated below. Alamos non-executive Directors are required to own Common Shares or DSUs having an aggregate value equivalent to five (5) times their annual cash retainer, and the independent Chair of the Board of Directors is required to own four (4) times the annual cash retainer. Directors are expected to achieve this threshold by the date that is the three-year anniversary of becoming a Director.
The CEO is required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to three (3) times his annual base salary. The remaining NEOs are required to own Alamos Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to two (2) times his or her annual base salary. Each of the other executive officers is required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to his or her annual base salary. Officers are expected to gradually achieve these ownership levels over a period of five years from the date on which they became executive officers.
The Company values shares held by executives and Directors based on the greater between the cost of acquisition and the current fair market value.

2024 Management Information Circular	52 | ALAMOS GOLD INC.

Minimum Equity Ownership Requirements

Name	Required ownership as multiple of base salary/ retainer(1)	Required ownership as a value ($)(2)	PSUs Out-standing(3)(4) (USD$)	RSUs Out-standing(3) (USD$)	DSUs Out-standing(3) (USD$)	Personal Share-Holdings(3) (USD$)	Total Holdings (USD$) (including vested and unvested units)	Share ownership as multiple of base salary/ retainer (including vested and unvested units)	Total Holdings (USD$) (including vested units only)	Share ownership as multiple of base salary/ retainer (including vested units only)
John McCluskey	3.0x	$2,254,302	$4,864,156	$1,583,203	—	$14,157,799	$20,889,329	27.6x	$14,441,970	19.1x
Gregory Fisher	2.0x	$736,700	$1,009,111	$262,333	—	$520,687	$1,792,131	4.8x	$520,687	1.4x
Luc Guimond	2.0x	$773,535	$777,894	$766,540	—	$324,028	$1,925,947	5.0x	$381,513	1.0x
James Porter(5)	2.0x	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Nils F. Engelstad	2.0x	$685,131	$979,040	$250,136	—	$325,437	$1,554,613	4.5x	$325,437	0.9x
Christopher Bostwick	2.0x	$626,195	$1,011,870	$324,028	—	$1,075,351	$2,471,928	7.9x	$1,136,030	3.6x
Paul Murphy	4.0x	$757,328	—	—	$3,694,309	$435,600	$4,129,909	21.7x	$4,129,909	21.7x
Kenneth Stowe(6)	5.0x	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
David Fleck	5.0x	$284,182	—	—	$2,348,712	—	$2,348,712	41.1x	$2,348,712	41.1x
David Gower	5.0x	$284,182	—	—	$2,247,493	$239,580	$2,487,073	43.5x	$2,487,073	43.5x
Claire Kennedy	5.0x	$284,182	—	—	$2,173,310	$137,940	$2,311,250	40.4x	$2,311,250	40.4x
Elaine Ellingham	5.0x	$284,182	—	—	$1,356,807	$363,000	$1,719,807	30.1x	$1,719,807	30.1x
J. Robert S. Prichard	5.0x	$284,182	—	—	$1,776,740	$937,992	$2,714,732	47.5x	$2,714,732	47.5x
Monique Mercier	5.0x	$284,182	—	—	$1,055,865	$37,796	$1,093,661	19.1x	$1,093,661	19.1x
Shaun Usmar(7)	5.0x	$284,182	—	—	$87,701	—	$87,701	1.5x	$87,701	1.5x

(1)Based on 2021 Board recommendation as at February 23, 2021.
(2)Required ownership based on 2023 base salary/retainer in USD converted at the closing share price and fx rate on April 1, 2024, of CAD$1.00 = USD$0.7367.
(3)Value based on number of outstanding vested or not vested units as at December 31, 2023 multiplied by the closing price of the Common Shares on the NYSE at April 1, 2024, of USD$14.52.
(4)An assumed performance factor of 100% was applied to the PSUs.
(5) Mr. Porter resigned from his position as CFO, effective April 28, 2023.
(6) Mr. Stowe did not stand for re-election at the May 25, 2023 AGM, and all of his DSUs were exercised and paid in June 2023.
(7)Mr. Usmar became a Director of the Company effective May 25, 2023, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the three year anniversary of the date he became a Director (May 25, 2026).

Managing Compensation Related Risk

The Board and the HRC have an active role in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executive officers, in determining compensation. The Company uses the following practices to discourage inappropriate or excessive risk-taking by Directors and executive officers:
•The HRC avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred and variable

2024 Management Information Circular	53 | ALAMOS GOLD INC.

compensation for the NEOs is weighted such that short-term, cash compensation is balanced by a significant portion of total compensation delivered in long-term, equity-based compensation. The weighting on long-term incentives serves to ensure that a significant portion of value earned by executives is deferred until the long-term impact of significant actions can be assessed and determined.
•Other than in the case of the CEO whose incentive compensation award in 2023 was based solely on achievement of corporate objectives, incentive compensation awards are based upon achievement of both corporate and individual objectives, and are not inordinately weighted to any single metric, which in the Company’s view could be distortive. Compensation packages consist of an appropriate mix of fixed and performance-based compensation, with short and long-term performance conditions.
Each Director and executive officer of the Company is required to comply with the minimum equity ownership requirements of the Company (see “Minimum Equity Ownership Requirements”).
•The HRC has discretion in assessing the annual incentive awards paid to executive officers of the Company, based on both individual and corporate performance.
•The long-term incentives available to executives are subject to vesting provisions, such that the interests of grantees remain aligned with those of shareholders for a longer period, including with respect to the impact of their decisions on the Company’s share price performance.
•The Board has adopted an Executive Compensation Claw-back Policy concerning awards made under the Company's incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of incentive compensation received by an executive in certain circumstances. Specifically, the Board may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:
◦the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of, or affected by, a restatement of all or a portion of the Company's financial statements;
◦the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and
◦the incentive compensation payment received would have been lower had the financial results been properly reported.
•The Company’s Insider Trading Policy prohibits Directors, officers, employees or any other or person retained by the Company or any of its subsidiaries from: (a) engaging in hedging transactions with respect to securities in the Company; (b) holding securities of the Company in margin accounts; or, (c) pledging securities of the Company as collateral.

2024 Management Information Circular	54 | ALAMOS GOLD INC.

Summary of Compensation
The following table is a summary of compensation paid to the NEOs for the financial years ended December 31, 2023, 2022, and 2021. All figures are in United States dollars unless otherwise indicated. 2023 Compensation earned in Canadian dollars has been converted into United States dollars at the average 2023 exchange rate of CAD$1.00 = USD$0.7409.

Name	Year	Salary USD$	Share-based Awards (1) (USD$)	Option-based Awards (2) (USD$)	Annual Non-Equity Incentive (USD$)	Pension(9) (USD$)	All Other Compensation (USD$)	Total Compensation (USD$)
John McCluskey(3) President and Chief Executive Officer	2023	$755,718	$1,558,668	$519,556	$1,133,577	$226,715	$66,265	$4,260,500
	2022	$711,048	$1,279,886	$426,629	$977,690	$202,649	$64,986	$3,662,888
	2021	$718,020	$829,694	$815,352	$762,896	$177,710	$65,998	$3,369,670
Gregory Fisher(4) Chief Financial Officer	2023	$339,579	$301,620	$100,540	$301,955	$76,984	$22,037	$1,142,715
	2022	$274,580	$272,120	$90,707	$177,447	$54,243	$17,450	$886,547
	2021	$275,321	$177,792	$174,718	$147,297	$50,714	$14,248	$840,090
Luc Guimond(5) Chief Operating Officer	2023	$379,711	$461,905	$153,969	$375,914	$90,675	$23,797	$1,485,971
	2022	$292,106	$258,860	$86,287	$227,996	$62,412	$19,467	$947,128
	2021	$255,296	$186,286	N/A	$159,560	$11,652	N/A	$612,794
James Porter(6) Former Chief Financial Officer	2023	$148,180	$—	$—	$—	$17,782	$7,409	$173,371
	2022	$440,388	$518,873	$172,958	$500,942	$112,960	$27,646	$1,773,766
	2021	$443,736	$355,583	$349,436	$393,816	$100,506	$26,669	$1,669,747
Nils F. Engelstad(7) Senior Vice President, General Counsel	2023	$335,257	$287,562	$95,854	$216,660	$66,230	$22,809	$1,024,372
	2022	$305,866	$259,436	$86,479	$180,843	$58,405	$21,566	$912,594
	2021	$308,190	$177,792	$174,718	$148,317	$54,781	$18,909	$882,707
Christopher Bostwick(8) Senior Vice President, Technical Services	2023	$314,883	$302,898	$100,966	$221,992	$64,425	$20,556	$1,025,720
	2022	$312,477	$273,273	$91,091	$201,548	$61,683	$20,486	$960,557
	2021	$315,131	$177,792	$174,718	$165,276	$57,611	$20,239	$910,767
(1)In 2021, 2022, and 2023, NEOs were granted PSUs. These amounts were calculated by multiplying the number of PSUs granted by CAD $14.05 (2023), CAD $9.65 (2022), and CAD $9.34 (2021), being the “Market Price” of the Common Shares on grant date as provided for in the LTIP.
(2)The grant date fair value of option-based awards for 2023 was calculated using a Black-Scholes option pricing model, applying the following key inputs:

	Minimum	Maximum
Risk-free rate	3.55%	4.66%
Expected dividend yield	0.78%	0.96%
Expected stock price volatility	37%	53%
Expected option life, based on terms of the grants (months)	30	60
Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and, therefore, it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee stock options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the stock options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.
(3)Mr. McCluskey received a salary increase effective January 1, 2024, from CAD$1,020,000 to CAD$1,075,000 based on his performance and salary relative to market. "All Other Compensation” in 2024 includes a club dues allowance, executive supplemental medical health coverage, and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(4)Mr. Fisher received a salary increase effective January 1, 2024, from CAD$500,000 to CAD$520,000 based on his performance and salary relative to market as Chief Financial officer. “All Other Compensation” in 2024 includes executive supplemental medical health coverage, parking fees, and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(5) Mr. Guimond received a salary increase effective January 1, 2024, from CAD$525,000 to CAD$650,000 based on his performance and salary relative to market. “All Other Compensation” in 2024 includes executive supplemental medical health coverage, and the

2024 Management Information Circular	55 | ALAMOS GOLD INC.

value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(6) Mr. Porter received a salary increase effective January 1, 2023, from CAD$572,900 to CAD$600,000 based on his performance and salary relative to market. Mr. Porter resigned as Chief Financial Officer in 2023 and his last day was April 28, 2023.
(7) Mr. Engelstad received a salary increase effective January 1, 2024, from CAD$465,000 to CAD$500,000 based on his performance and salary relative to market. “All Other Compensation” in 2024 includes parking fees, and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(8) Mr. Bostwick received a salary increase effective January 1, 2024, from CAD$425,000 to CAD$445,000 based on his performance and salary relative to market. “All Other Compensation” in 2024 includes executive supplemental medical health coverage, and the value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(9)Values reported are the employer contributions. Investment income details are reported in the SERP Summary table.

CEO Compensation
The table below outlines key metrics with respect to CEO total compensation. The differential between the CEO total compensation and the next highest NEO in 2023 was 2.87 times, higher than 2022, which was 2.07 times. This differential reflects the significant level of responsibility and long tenure of the CEO and the next highest NEO who was recently promoted and is new in role.
CEO Disclosed vs. Realizable Pay
As part of our assessment of the effectiveness of our compensation program and its alignment to the principle of pay for performance, the HRC reviews “look back” analysis to ensure compensation outcomes are reasonable considering performance. Specifically, the HRC compares the relationship between the CEO’s disclosed pay and “realizable” pay to our total shareholder return. Disclosed pay captures the intended value of compensation awarded at grant date value, while realizable pay measures the actual value of compensation earned by taking into consideration the current share price (measured as of December 31, 2023).

Disclosed Pay captures the grant date value of compensation awarded each year between 2019 and 2023, equal to what is reported in the Summary Compensation Table but in CAD to negate any exchange rate impact. This includes salary + bonus paid + grant date fair market value of share and option-based awards for each year.

Realizable Pay includes compensation paid out (salary + bonus paid each year + the realized gains from exercising options granted from each of the years 2019-2023 + the actual payout value of PSUs and RSUs granted during this period) and the market value of unrealized compensation (the market value of unvested PSUs and RSUs + in-the-money value of unexercised 2019-2023 options based on Alamos’ share price as at December 31, 2023).

As shown below, CEO realizable pay exceeds disclosed pay for each of the past five years, reflecting the Company’s strong TSR performance during the period. Alamos achieved a total return of 263% from 2019-2023, compared to 52% for the TSX Global Gold Index.

2024 Management Information Circular	56 | ALAMOS GOLD INC.

CEO Disclosed vs Realizable Pay
President & CEO Total Direct Compensation (CAD)
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
2019
2020
2021
2022
2023
Total Shareholder Return (AGI.TO / Global Gold Index)
100%
50%
0%
-50%
Disclosed Compensation
President & CEO Realizable Pay
Alamos Gold Inc. (AGI.TO)
S&P/TSX Global Gold Index

Outstanding Share-based Awards and Option-based Awards
The following tables set out the outstanding option-based and share-based awards (PSUs and RSUs) held by the NEOs as at December 31, 2023. Values are in United States dollars converted at year-end rate for 2023 of CAD$1.00 = USD$0.7561 for unexercised value.

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price (CAD$)	Option expiration date (dd/mm/yyyy)	Value of unexercised in-the-money options (1) (USD$)
John McCluskey	182,300	$6.56	05/03/2025	$1,552,017
	250,000	$6.58	13/03/2026	$2,124,603
	228,659	$7.63	09/01/2027	$1,761,708
	280,000	$9.34	08/03/2028	$1,795,252
	152,055	$9.65	07/03/2029	$939,278
	133,571	$14.05	06/03/2030	$380,737
Gregory Fisher	29,144	$6.58	13/03/2026	$247,678
	49,543	$7.63	09/01/2027	$381,705
	60,000	$9.34	08/03/2028	$384,697
	32,329	$9.65	07/03/2029	$199,704
	25,848	$14.05	06/03/2030	$73,678
Luc Guimond	20,502	$9.65	07/03/2029	$126,646
	39,583	$14.05	06/03/2030	$112,829
James Porter	N/A	N/A	N/A	N/A
Nils F. Engelstad	30,000	$7.63	09/01/2027	$231,136
	60,000	$9.34	08/03/2028	$384,697
	30,822	$9.65	07/03/2029	$190,394
	24,643	$14.05	06/03/2030	$70,244
Christopher Bostwick	9,543	$7.63	09/01/2027	$73,524
	60,000	$9.34	08/03/2028	$384,697
	32,466	$9.65	07/03/2029	$200,550
	25,957	$14.05	06/03/2030	$73,989
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2023, of CAD$17.82 and includes both vested and unvested stock options.

2024 Management Information Circular	57 | ALAMOS GOLD INC.

Name	Share-based Awards
	Number of Unvested PSUs and RSUs	Number of Vested PSUs and RSUs	Market or Payout Value of PSUs and RSUs that have not Vested (USD$)(1)(2)	Market or Payout Value of Vested PSUs and RSUs not Paid Out or Distributed (USD$)
John McCluskey	424,462	19,571	$5,719,074	$263,694
Gregory Fisher	87,565	—	$1,179,825	$—
Luc Guimond	102,407	3,959	$1,379,801	$53,342
James Porter(3)	N/A	N/A	N/A	N/A
Nils F. Engelstad	84,654	—	$1,140,603	$—
Christopher Bostwick	87,825	4,179	$1,183,328	$56,307
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2023, of CAD$17.82.
(2)PSUs valued based on assumption of 100% performance vesting.
(3) Mr. Porter resigned effective April 28, 2023.
Value Vested or Earned During Year
The following table sets out the value vested or earned for all incentive plan awards held by NEOs during the year ended December 31, 2023. Values are in United States dollars converted at the average rate for 2023 of CAD$1.00 = USD$0.7409 for vested amounts. The value vested for option-based awards is calculated as the difference between the share price and the exercise price on the date of vesting multiplied by the number of vested option-based awards. The value for share-based awards is equal to the share price on the vesting date multiplied by the number of vested share-based awards.

Name	Value Vested Option-based Awards during the year (USD$)	Value vested Share-based Awards during the year (USD$)	Non-equity incentive plan compensation - Value earned during the year (USD$)
John A. McCluskey	$844,184	$2,188,868	$1,133,577
Gregory Fisher	$181,555	$430,728	$301,955
Luc Guimond	$31,390	$310,986	$375,914
James Porter	$360,031	$884,415	$—
Nils F. Engelstad	$180,017	$429,381	$216,660
Chris Bostwick	$181,695	$445,248	$221,992

Gains Realized on Stock Options, Restricted Share Units, and Performance Share Units Exercised by NEOs in 2023
The table below summarizes the realized gains on stock options exercised by NEOs in 2023:

Name	Gains Realized on Stock Options (USD$)	Gains Realized on Restricted Share Units (USD$)	Gains Realized on Performance Share Units (USD$)
John McCluskey	$1,950,464	$—	$1,948,165
Gregory Fisher	$324,494	$47,587	$394,277
Luc Guimond	$47,576	$370,750	$—
James Porter	$2,568,767	$92,661	$788,539
Nils F. Engelstad	$510,426	$45,369	$394,277
Chris Bostwick	$765,630	$—	$394,277

Stock Option Re-pricing
No stock options held by the NEOs are permitted to be, nor were re-priced downward during the Company’s most recently completed financial year ended December 31, 2023.

2024 Management Information Circular	58 | ALAMOS GOLD INC.

Termination and Resignation for Good Reason
As at December 31, 2023, the Company had employment agreements with each of the NEOs, as detailed below.
For our CEO, CFO and COO, the terms of their employment agreements is indefinite. If they are terminated without cause (“Not for Cause”), they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 24 months’ base salary, an annual incentive fee equal to 24 months (based on the average of the annual incentive fee for the three years prior to the date of termination), 24 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three (3) years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather include a Not for Cause clause and resignation for good reason (“Resignation for Good Reason”) clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.
For all other executives, the term of their employment agreements is indefinite. If they are terminated Not for Cause, they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 18 months’ base salary, an annual incentive fee equal to 18 months (based on the average of the annual incentive fee for the three (3) years prior to the date of termination), 18 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather include a Not for Cause clause as described above and a Resignation for Good Reason clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.
John A. McCluskey, President and CEO
Mr. John A. McCluskey acts as President and CEO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$1,075,000 effective January 1, 2024, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in the corporate office. As an officer, he also receives annually an additional CAD$2,500 medical benefit allowance as part of an executive medical plan established in 2010 and increased in 2021. Mr. McCluskey also has an annual medical benefit with a private health care provider valued at CAD$5,938 per annum. He also receives an annual club membership and other expenses allowance of CAD$30,000. His compensation is reviewed annually by the Board and may be increased at the Board’s discretion each year. Mr. McCluskey is also eligible for an annual cash bonus. Mr. McCluskey is entitled to 28 calendar days of paid vacation each year. Mr. McCluskey participates in the Company’s ESPP.
Gregory Fisher, CFO
Mr. Gregory Fisher acts as CFO of the Company pursuant to an employment agreement with the Company effective May 1, 2023. He is entitled to an annual base salary of CAD$520,000, effective Jan 1, 2024, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as

2024 Management Information Circular	59 | ALAMOS GOLD INC.

part of an executive medical plan established in 2010 and increased in 2021. Mr. Fisher also has an annual medical benefit with a private health care provider valued at CAD$4,187 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Fisher is also eligible for an annual cash bonus. Mr. Fisher is entitled to 25 days of paid vacation each year. Mr. Fisher participates in the Company’s ESPP.
Luc Guimond, COO

Mr. Luc Guimond acts as COO of the Company pursuant to an employment agreement with the Company effective September 1, 2022. He is entitled to an annual base salary of CAD$650,000, effective Jan 1, 2024, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Guimond also has an annual medical benefit with a private health care provider valued at CAD$3,994 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Guimond is also eligible for an annual cash bonus. Mr. Guimond is entitled to 25 days of paid vacation each year. Mr. Guimond participates in the Company’s ESPP.
James Porter, Former CFO

Mr. James Porter acted as CFO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. Mr. Porter resigned from his position as CFO with an effective date of April 28, 2023.

Nils F. Engelstad, Senior Vice President, General Counsel

Mr. Nils F. Engelstad acts as Senior Vice President, General Counsel of the Company pursuant to an amended and restated employment agreement with the Company effective January 4, 2016. He is entitled to an annual base salary of CAD$500,000, effective Jan 1, 2024, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Engelstad is also eligible for an annual cash bonus. Mr. Engelstad is entitled to 20 days of paid vacation each year. Mr. Engelstad participates in the Company’s ESPP.

Christopher Bostwick, Senior Vice President, Technical Services

Mr. Christopher Bostwick acts as Senior Vice President, Technical Services of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$445,000, effective January 1, 2024, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Bostwick also has an annual medical benefit with a private health care provider valued at CAD$3,994 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Bostwick is also eligible for an annual cash bonus. Mr. Bostwick is entitled to 25 days of paid vacation each year. Mr. Bostwick participates in the Company’s ESPP.

Payments on Termination Not for Cause
In the case of a termination Not for Cause or Resignation for Good Reason, the following payments would be made to the NEOs as at December 31, 2023, and presented in United States dollars converted at the year-end 2023 exchange rate of CAD$1.00=USD$0.7561 and based upon year end share price of CAD$17.82:

2024 Management Information Circular	60 | ALAMOS GOLD INC.

Name	Base Fee (USD$)	3-Year Average Bonus (USD$)	Benefits (USD$)	SERP (USD$)	Option-based Awards (USD$)	Share-based Awards (USD$)	Total (USD$)(1)
John McCluskey	$1,542,444	$1,894,346	$140,224	$2,437,538	$8,553,595	$5,982,741	$20,550,888
Gregory Fisher	$787,400	$414,858	$61,060	$574,471	$1,287,462	$1,179,838	$4,305,089
Luc Guimond	$793,905	$506,070	$72,254	$160,707	$239,475	$1,082,774	$2,855,185
James Porter(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Nils F. Engelstad	$527,380	$269,774	$34,431	$541,082	$876,471	$1,140,576	$3,389,714
Christopher Bostwick	$482,014	$290,714	$58,256	$536,153	$732,760	$1,239,608	$3,339,504
(1)Value calculated in accordance with termination provision of individual employment agreement and based on value of all vested and non-vested option awards and all vested and non-vested share-based awards as at December 31, 2023.
(2) Mr. Porter resigned on April 28, 2023.

Clawback Policy
The Clawback Policy of the Company was first made effective on March 31, 2016, and recently updated to comply with the new NYSE revised listing standards that came into force on December 1, 2023. This Clawback Policy will assist Alamos in maintaining a culture that emphasizes integrity and accountability and will reinforce the Company’s pay for performance compensation philosophy. Under the Clawback Policy, the Company may seek to recover certain compensation (that is granted, vested or earned based wholly or in part on the achievement of a Financial Reporting Measure), that was awarded to current and former “executive officers” of the Company or its subsidiaries within the meaning of the U.S. Clawback Rules and any other individuals as determined from time to time by the Board in its sole and absolute discretion if there is a restatement of financial statements of the Company. A copy of the Clawback Policy is available at www.alamosgold.com.
Report on Director Compensation
For the year 2023, the following annual Director fees were paid to non-employee Directors as set out in the table below. Directors may elect to receive all or a portion of their annual Directors’ fees, committee chairperson fees, and committee members fees in DSUs, in addition to receiving other DSUs that comprise total director compensation.

Position	Fees (1) (USD$)
Chair of the Board	$190,411.30
Board Member	$57,160.44
Audit Committee Chair	$24,449.70
Technical and Sustainability Committee Chair	$18,744.77
Human Resources Committee Chair	$18,744.77
Corporate Governance and Nominating Committee Chair	$18,744.77
Public Affairs Committee Chair	$18,744.77
Member - Audit Committee	$12,224.85
Member - Technical and Sustainability Committee	$12,224.85
Member - Human Resources Committee	$8,149.90
Member - Corporate Governance and Nominating Committee	$8,149.90
Member - Public Affairs Committee	$8,149.90
(1)Values are in United States dollars converted at the average rate for 2023 of CAD$1.00 = USD$0.7409.
The Board reviewed and approved Director compensation - annual retainer for the Chair and Board members, committee chair and member fees on February 20, 2024. Director’s mix of retainer and long-term incentive grant was changed to align with ISS guidelines. There was a 5% increase in Director fees from 2023.
Directors are not paid meeting attendance fees. Mr. McCluskey, who is an officer of the Company, does not receive any fees for serving as a Director.
During the financial year ended December 31, 2023, the independent Directors received the following compensation for services provided to the Company. Fees earned and share-based awards amounts that have been paid in

2024 Management Information Circular	61 | ALAMOS GOLD INC.

Canadian dollars have been converted into United States dollars at the average rate for 2023 of CAD$1.00 = USD$0.7409.

Name	Fees Earned (USD$)	Share-Based Awards - Incentive Plan Compensation(1) (USD$)	All Other Compensation (USD$)	Total Compensation (USD$)
Paul Murphy(2)	$188,891	$111,075	-	$299,966
Elaine Ellingham	$84,901	$111,075	-	$195,976
David Fleck	$88,130	$111,075	-	$199,205
David Gower	$85,675	$111,075	-	$196,750
Claire Kennedy	$97,910	$111,075	-	$208,985
Monique Mercier	$87,994	$111,075	-	$199,069
J. Robert S. Prichard(3)	$95,087	$111,075	-	$206,162
Kenneth Stowe(4)	$35,765	$111,075	-	$146,840
Shaun Usmar	$41,809	$63,758	-	$105,567
(1)Represents the “Value Vested During Year”. In 2023, the only form of share-based awards granted to Directors were DSUs, which vest immediately on grant and were valued at CAD$14.05, being the “Market Price” of the Common Shares on grant date as provided for in the LTIP.
(2)Mr. Murphy has elected to take CAD$97,000 of his annual cash retainer in DSUs.
(3)Mr. Prichard has elected to receive his fees in DSUs.
(4)Mr. Stowe did not stand for re-election at the May 25, 2023 AGM and all of his DSUs were exercised and paid in June 2023.
Outstanding DSU Awards
Non-executive Directors may receive a portion or all of their Director’s compensation as DSUs, which represents an investment by Directors in Alamos similar to share ownership. Each Director may elect to receive all of their Director fees as DSUs. The intention of granting DSUs is to further align the interests of Directors with those of shareholders. In addition, while serving as a Director, DSUs cannot be paid out. DSUs are paid in full to the Director following termination of Board service. Each DSU vests immediately and represents the right of the Director to receive, after termination of all positions with Alamos, the market value of the DSUs equal to the volume-weighted average trading price of Alamos shares on the TSX for the five trading days immediately preceding the payout date (for DSUs granted under the Company’s Deferred Share Unit Plan) or after the date on which the Director ceases to hold all positions with the Company (for DSUs granted under the LTIP) and as of the Redemption Date (which is up to three (3) dates as elected by the Participant before December 31st of the year following departure).
The HRC, in consultation with outside consultants and management, make recommendations on the grant of additional DSUs to the Board for their final approval. Director grants are determined through a discretionary review of the Company’s peer group, ensuring that our practices are competitive and current. Awards are paid in alignment with the Company’s overall compensation strategy to target compensation for its Directors at median of the Company’s peer group.
All incoming Directors receive an initial grant of DSUs at a value of approximately CAD$100,000 at the time of grant. The following table sets out the outstanding DSUs held by the non-executive Directors as at December 31, 2023. Values are in United States dollars converted at the year-end rate of CAD$1.00 = USD$0.7561 for unexercised value:

2024 Management Information Circular	62 | ALAMOS GOLD INC.

Name	DSUs Outstanding and Vested	Market Value Of Vested DSUs(1) Not Paid Out (USD$)
Paul Murphy(2)	254,429	$3,428,101
Elaine Ellingham	93,444	$1,259,037
David Fleck	161,757	$2,179,466
David Gower	154,786	$2,085,540
Claire Kennedy	149,677	$2,016,703
Monique Mercier	72,718	$979,781
J. Robert S. Prichard(3)	122,365	$1,648,710
Kenneth Stowe(4)	—	$0
Shaun Usmar	6,040	$81,381
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2023, of CAD$17.82.
(2)Mr. Murphy elected to take CAD$97,000 of his cash retainer in DSUs. The DSUs reported in the above table are those awarded annually and those taken in lieu of a cash retainer.
(3)Mr. Prichard elected to take the value of his 2023 retainer in DSUs. The DSUs reported in the above table are those awarded annually and those taken in lieu of a cash retainer.
(4)Mr. Stowe did not stand for re-election at the May 25, 2023 AGM and his last DSUs were exercised and paid in June 2023.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Role of the Board of Directors
The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, Directors are required to act honestly and in good faith, with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that Alamos continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule “A” to this Circular.
The independent Directors meet in the absence of the non-independent Director at each meeting of the Board. The sessions are presided over by the Company’s independent Chair. Any issues addressed at the in-camera sessions requiring action on behalf of, or communication to, management are communicated to management by the independent Directors.
The Board has also adopted written position descriptions for the Chair of the Board and the CEO to delineate their respective roles and responsibilities. The responsibilities of the Chair of the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board committees and the individual Directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board committees functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chair of the Board is also required to coordinate and preside at all meetings of the Board and shareholders, in each case, to ensure compliance with applicable law and the Company’s corporate governance practices.

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The CEO is to be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company and ensure that the Company achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the Board’s requirement to be informed and independent.
It is expected that each Director must be able to devote sufficient time to discharge their responsibilities effectively. To facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for Directors, having regard to whether they are independent Directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two public company boards (including that of the Company), and in the case of a non-management Director, he or she shall not sit on more than four public company boards (including that of the Company). The Board may, at its discretion, permit a further directorship in the case of a non-management director. As of the date of this Circular, all of the Directors of the Company are in compliance with this policy of the Board.
Director Independence

Eight of the Company’s nine Directors are “independent” within the meaning of National Instrument 58-101 (Disclosure of Corporate Governance Practices) (“NI 58-101”) and one is not independent. John McCluskey is not an independent Director because of his position as President and CEO of the Company. The current Chair of the Board, Paul Murphy, is an independent Director and is not involved in day-to-day operations of the Company. In the event a Chair was selected that was not independent, the Board, in accordance with the Board of Directors Mandate, will designate one of the independent Directors as the lead Director.
The Board is responsible for determining whether each Director is an independent Director. In 2015, the Board adopted a Director Independence Policy, which assists the Board in determining whether a Director is independent within the meaning of NI 58‐101 and National Policy 58‐201 (Corporate Governance Guidelines) and the New York Stock Exchange corporate governance rules.
This policy also requires each Director who has been determined to be independent to notify the Chair of the CGNC, as soon as reasonably practicable, in the event that such Director’s personal circumstances change in a manner that may affect the Board’s determination of whether such Director is independent.
The Board believes that it should be comprised of directors that are to the greatest extent possible free from actual, perceived or potential conflicts of interest. The Board of Directors Mandate includes that when a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board (determined by reference to factors such as country of principal residence, industry affiliation, etc.) that Director should tender a letter of proposed resignation to the Chair of the CGNC. The CGNC will review the Director’s continuation on the Board and recommend to the Board whether, in light of the circumstances, the Board should accept the proposed resignation or request that the Director continue to serve.
Several of our Directors sit on the boards of directors of other issuers. This information is listed under each Director profile in the Election of Directors section starting on page 6. As of April 1, 2024, no members of our Board served together on the boards (or board committees) of other public companies.
Attendance Record in 2023 for Directors
The table below summarizes the number of Board and committee meetings attended by each Director during 2023. The Director’s attendance records are also included in the Director profiles above. Each Director attended 100% of the Board meetings and committee meetings (during which time they were a member) from January 1, 2023, to December 31, 2023. Kenneth Stowe did not stand for re-election at the Annual Meeting of Shareholders on May 25, 2023.

2024 Management Information Circular	64 | ALAMOS GOLD INC.

In-camera sessions without management present are held at each meeting of the Board and committee meetings.

Board/Committee	Number of Meetings
Board of Directors	7 meetings
Audit Committee	5 meetings
Human Resources Committee	7 meetings
Corporate Governance and Nominating Committee	7 meetings
Technical and Sustainability Committee	5 meetings
Public Affairs Committee	4 meetings

Director	Board	Audit Committee	Human Resources Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Public Affairs Committee	Overall Attendance
Elaine Ellingham	7 of 7	2 of 2(1)	7 of 7	-	5 of 5	-	100%
David Fleck	7 of 7	5 of 5	-	7 of 7*	-	-	100%
David Gower	7 of 7	-	7 of 7	-	5 of 5*	-	100%
Claire Kennedy	7 of 7	5 of 5*	-	7 of 7	-	4 of 4	100%
John A. McCluskey	7 of 7	-	-	-	-	-	100%
Monique Mercier	7 of 7	-	7 of 7*	7 of 7	-	4 of 4	100%
Paul Murphy	7 of 7*	5 of 5	-	7 of 7	-	-	100%
Kenneth Stowe	4 of 4(2)	2 of 2(3)	-	-	2 of 2(4)	-	100%
J. Robert S. Prichard	7 of 7	-	7 of 7	7 of 7	-	4 of 4*	100%
Shaun Usmar	3 of 3(5)	-	-	-	3 of 3(6)	-	100%
*Chair of the Board/committee, as applicable.
(1) Ms. Ellingham became a member of the Audit Committee effective May 25, 2023, and therefore only attended meetings following that date.
(2)Mr. Stowe did not stand for re-election at the Annual Meeting of Shareholders on May 25, 2023, and therefore was only present at Board of Director meetings that took place prior to that date.
(3)Mr. Stowe did not stand for re-election at the Annual Meeting of Shareholders on May 25, 2023, and therefore was only present at Audit Committee meetings that took place prior to that date.
(4)Mr. Stowe did not stand for re-election at the Annual Meeting of Shareholders on May 25, 2023, and therefore was only present at Technical and Sustainability Committee meetings that took place prior to that date.
(5) Mr. Usmar became a member of the Board of Directors effective May 25, 2023, and therefore only attended meetings following that date.
(6) Mr. Usmar became a member of the Technical and Sustainability Committee effective May 25, 2023, and therefore only attended meetings following that date.
Ethical Business Conduct and Conflicts of Interest
The Alamos Code of Business Conduct and Ethics (the “Code”) requires high standards of professional and ethical conduct from our Directors. Alamos’ reputation for honesty and integrity is integral to the success of its business. No Director or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. Alamos also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates.
Although customs vary by country and standards of ethics may vary in different business environments, Alamos’ business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed on and is accessible on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.alamosgold.com. In order to monitor compliance, the Board requires each officer and Director to certify on an annual basis their agreement and compliance with the Code. If any material waivers from the Code are granted to Directors or officers of the Company, the Board is required to disclose this in the ensuing quarterly or annual report on the finances of the Company. No waivers have been granted. Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each Director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such Director has a conflict of interest. In addition, if a conflict of interest arises, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.
In addition to adopting the Code, the Board has adopted the Company’s Insider Trading Policy and Anti-Bribery, Anti-Corruption and Anti-Competition Policy in order to, among other things, encourage and promote a culture of

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ethical business conduct. The Company periodically holds information and training sessions for employees to ensure awareness of, and compliance with, applicable law, the Code and other internal policies.
Board Assessment
The entire Board evaluates the effectiveness of the Board, its committees and individual Directors on an annual basis. To facilitate this evaluation, the Board conducts a detailed annual self-assessment survey of its performance, consisting of a review of its mandate, the performance of each Board committee, and on a bi-annual basis, the performance of individual independent Directors. Individual Independent board members are also interviewed by the Chair of the Board. The detailed survey includes both a self and peer review process for each individual Director, both with respect to the Board and its committees. Assessment of individual Board member effectiveness is the principal criteria for retention. Accordingly, the Company does not have a formal retirement age for Directors. Term Limits for Directors are disclosed in the section “Director Tenure and Term Limits” on page 69.
Board and Executive Management Succession Planning
The CGNC oversees executive management succession. Succession planning is discussed at each meeting of the CGNC. In 2018, the CGNC also commenced a multi-year Board succession planning exercise. This ongoing exercise is intended to identify the interest and availability of carefully selected and screened candidates for future openings on the Board.
In 2024, the Company will confirm succession plans for the CEO, direct reports of the CEO and roles across the business which are identified as critical. CEO succession is managed through the CGNC in collaboration with the HRC. Oversight for the succession planning program is overseen by CGNC in collaboration with HRC.
Director Education
On November 8, 2016, the Board adopted a Director Education Policy. The Director Education Policy, provides, among other things, reimbursement of expenses for Director courses and self-study. A number of our Directors hold the ICD.D designation from the Institute of Corporate Directors and, in connection with the same, are required to maintain a certain minimum number of professional education hours. The Directors that are part of the Technical and Sustainability Committee regularly attended site visits.
•In September 2023, the Board (with the exception of Mr. McCluskey, Mr. Fleck and Ms. Mercier) and certain members of management conducted a site visit of the Island Gold site in Ontario, Canada.
•In September 2023, the Board received a cyber security education session from a leading accounting firm.
•In October 2023, the Board and senior management, as part of their annual strategy retreat, participated in an economic update and mining specific M&A education session with a prominent Canadian investment bank.
•In October 2023, the Board and senior management, as part of their annual strategy retreat, participated in a climate change and ESG education session.
For purposes of orientation, all new Directors receive the governance policies of the Company, including Board policies, a record of public information about the Company, minutes from recent meetings of the Board and its committees and other relevant information. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a Director. Directors are also encouraged and afforded the opportunity to visit the Company’s operations and receive detailed briefings from management. As part of the continuing education of Directors, management makes regular presentations to the Board on specific aspects of the Company’s business. The Company also encourages Directors to attend, at the Company’s expense, conferences, seminars or courses on subjects related to their role on the Board, or when appropriate, Board committees, including maintaining relevant professional designations.

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Skills and Areas of Expertise
The CGNC, through the nomination and recruitment process as well as continuing education initiatives, seeks to ensure that the collective skill set of our Directors, including their business expertise and experience, meets the needs of the Company. The CGNC has developed a Skills Matrix setting out the skills and experience that are viewed as integral to Board effectiveness, which will be used to assess Board composition, to help with the Board’s ongoing development and to assist in recruiting new Directors in the future. The following table shows the number of Directors who have particular expertise according to the self-assessments which each of them completed in early 2024.

Skills	Description
Strategy and Leadership

Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance.

Operations	Experience with a leading mining or resource company with operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence.
Exploration

Experience managing and evaluating exploration projects, together with relevant expertise in exploration best practices, the geology of ore deposits, as well as resource and reserve evaluation methods.

Metals and Mining	Knowledge of the mining industry, market, international regulatory environment and stakeholder management.
Finance	Experience in the field of finance, investment and/or in mergers and acquisitions.
Government Affairs, Public Policy, Indigenous Relations

A thorough understanding of government affairs and relevant public policy considerations, including regarding jurisdictional risks for mine development and operations, and a thorough understanding of policies and best practices as regards to relations with Indigenous Peoples.

Human Resources	Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation, diversity, equity, and inclusion.
Accounting

Experience as a professional accountant, as a public company Audit Chair, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levels of the business.

International Business	Experience working in a major organization that carries on business in one or more international jurisdictions.
Environmental, Social and Governance (“ESG”) and Legal	Knowledge of ESG standards, corporate governance best practices and legal issues facing directors and operations of publicly listed entities.

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Director Individual Skills and Expertise Matrix

Strategy and Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Operations	✓		✓		✓		✓		✓	5
Exploration	✓		✓		✓					3
Metals and Mining	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Finance	✓	✓		✓	✓	✓	✓	✓	✓	8
Government Affairs, Public Policy, Indigenous Relations				✓	✓	✓	✓	✓		5
Human Resources	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Accounting		✓		✓			✓	✓	✓	5
International Business	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Environmental, Social and Governance (“ESG”) and Legal	✓	✓		✓	✓	✓	✓	✓	✓	8
Board and Management Diversity
The independent members of the Board are currently comprised of 37.5% (3 of 8) women and the senior management team is comprised of 25% (4 of 16) women. Diversity, including specifically gender diversity, promotes the inclusion of different perspectives, ideas and experiences, and ensures that Alamos has the opportunity to benefit from all available talent. The promotion of diversity makes business sense, helps maintain a competitive advantage, improves corporate governance and ensures that the Company better reflects its constituents. Diversity at the Company is also about the commitment to equality and treating all individuals with respect while also recognizing the value of diversity within our organization as a key value driver.
In 2016, the Board adopted a written Diversity Policy which requires the Board and relevant Board committees to put forward a diverse group of candidates, including women candidates, and shall, when identifying candidates to nominate for election to the Board or appointment as management:
•Consider candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments;
•Consider criteria that promote diversity, including with regard to gender, ethnicity, age, national origin, disability, and sexual orientation or any other area of potential difference;

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•Consider the level of representation of women on the Board and in Officer positions along with other markers of diversity when making recommendations for nominees to the Board or for appointment as management and in general with regard to succession planning for the Board and management; and
•When required, engage qualified independent external advisors to assist the Board in conducting its search for candidates who meet the foregoing criteria.
Recognizing the need for considered and effective progression in respect of the Diversity Policy, success will be measured based on, among other things, the relative increase in diversity on the Board and in senior management positions over a multi-year period.

In 2024, there are three (3) female candidates that will stand for re-election to the Board out of a total of nine (9) directors. The Board has set a gender diversity objective for the Board of no less than 33% of independent Directors being female. The Company currently meets this objective.
In early 2024, the Company conducted a confidential diversity survey of the Board and Senior Management (VP level and above) with respect to self-identification in the following categories: women, Indigenous peoples, racialized persons, persons with disabilities and LGBTQ2SI+ persons. The diversity survey was voluntary, and responses submitted anonymously, with 100% of Board and Senior Management members participating. Survey participants were not provided with definitions of the foregoing categories, instead being asked to self-identify based on their own determination of identity.

	Number of Participants	Women	Indigenous Peoples	Racialized Persons	Persons with Disabilities	LGBTQ2SI+ Persons
Board	9 (100%)	3	-	-	1	-
Management	15(1) (100%)	4	1	2	-	-
Total	24	7	1	2	1	-
(1)CEO, who also serves as a director, was included in the board category.

The implementation of an annual Diversity Survey is part of the CGNC’s commitment to understand and ensure broader diversity at Alamos.

We believe the ongoing process the Board is engaged in will identify and foster the development of suitable candidates for nomination or appointment and, over time, will achieve even greater diversity. We believe the foregoing also achieves the Board’s objective of making the Board better. Management, along with the CGNC, will periodically and, at a minimum, annually report to the Board on the implementation of the Company’s Diversity Policy.
Director Tenure and Term Limits
In February 2024, the Board implemented term limits for independent directors. A term-limit of twelve (12) years for any independent directors joining the Board on a go-forward basis, with a fifteen-year (15) tenure for existing independent directors. Notwithstanding the foregoing, the Chair of the Board is able to hold such a position for a period of five (5) years even if that extends beyond either of the foregoing timelines.

In addition, the Board shall have the discretion to extend any independent director’s term for one (1) year at a time beyond their term limit, if it is in the best interest of the Board (not the director) to do so. This provision will only be employed in exceptional circumstances.

As set out above, the Board is recommending to shareholders that they vote to approve an amendment to the Company’s articles of incorporation to increase the permitted size of the Board of Directors from the current range of three (3) to ten (10) directors to a range of three (3) to twelve (12) directors. The Board believes that this will allow for an orderly implementation of the term limit policy.

As part of the implementation of term limits, the Board has agreed to extend the terms of David Gower and Paul Murphy to 2025 and 2026, respectively to ensure the orderly implementation of the new term limit policy and

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reasonable and required leadership transition and support for both the Board Chair and the Chair of the Technical and Sustainability Committee.

The following chart lists each of our current Directors standing for re-election (and nominees for the Board) and when they were first appointed to the Board of the Company (or each of the Company’s two predecessor companies). The Board believes the data below suggests an appropriate degree of turnover and renewal while maintaining Board continuity and knowledge.

Name	Approx. Years	First Appointment Date
Elaine Ellingham	6	May 7, 2018
David Fleck	10	March 10, 2014(1)
David Gower	15	May 19, 2009(2)
Claire Kennedy	8	November 10, 2015
John McCluskey (Founder)	27	July, 1996(3)
Paul Murphy	14	February 18, 2010(4)
J. Robert S. Prichard	5	May 2, 2019
Monique Mercier	5	May 2, 2019
Shaun Usmar	1	May 25, 2023
(1)Mr. Fleck has been a director since July 2, 2015, before which he was a director of a predecessor to the company since March 10, 2014.
(2)Mr. Gower has been a director since July 2, 2015, before which he was a director of a predecessor to the company since May 19, 2009.
(3)Mr. McCluskey has been a director since July 2, 2015, before which he was a director of a predecessor to the company since July 1996.
(4)Mr. Murphy has been a director since July 2, 2015, before which he was a director of a predecessor to the company since February 18, 2010.
Strategic Planning
Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board each year. The Board discusses strategic planning and related issues at each of its quarterly meetings, including the risks associated with various strategic alternatives. Management and the Board annually meet for separate and collective off-site strategy meetings. Management carries out periodic reviews of the Company’s strategic plan, based on its progress, and recommends annual corporate objectives, a budget and a long-term financial plan and presents these to the Board for approval. Management also makes presentations to the Board on strategic issues as needed throughout the year.
Risk Management
The Board, in accordance with its mandate, is responsible for the Company’s management of risk. The Alamos Risk Management Program has been developed by the Board as a systematic approach to identifying, assessing, reporting and managing significant risks facing the Company, both at the corporate and operations level. The program helps the Board identify and manage threats to achievement of the Company’s corporate objectives. The Board has delegated the responsibility for overseeing and monitoring, from a process standpoint, the Risk Management Program to the Risk Committee, which is a senior management committee. This committee includes the President and CEO, CFO, COO, Senior Vice President, General Counsel (Chair), Vice President, Finance, Senior Vice President, Projects, Vice President, Sustainability and External Affairs and both Senior Director, Internal Audit and Risk Management and Director, Internal Audit and Risk Management. The Risk Committee is responsible for ensuring an effective risk management process is in place, and for monitoring and reporting to the Board on the overall risk profile of the Company. The Risk Committee reports to the Audit Committee and the Board each quarter.
Committees of the Board
There are currently five standing committees of the Board: the CGNC, the Audit Committee, the HRC, the Technical and Sustainability Committee and the Public Affairs Committee. Committee members are appointed by and comprised exclusively of independent members of the Board. The roles and responsibilities of each Committee are

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set out in its Board-approved written charter, which charter is reviewed annually by the relevant committee and the CGNC.
The mandates of the committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Company. The Chair of a committee is selected by the Board from among the members of the relevant committee (with the exception of the Audit Committee, which designates its own Chair annually). Each committee charter includes a description of the role and responsibilities of the Chair of the committee, which include presiding over committee meetings, reporting to the Board with respect to the activities of the committee, and providing leadership to the committee and assisting it in reviewing and monitoring its responsibilities set out in its charter.
All committees of the Board hold an in-camera session without management present following each of its meetings. Each committee’s mandate grants it authority to retain and terminate legal or other advisors to the committee. A copy of the charter for each of the committees is posted on Alamos’ website at www.alamosgold.com.

Corporate Governance and Nominating Committee
Members:	David Fleck (Chair), Paul Murphy, Claire Kennedy, Monique Mercier, and J. Robert S. Prichard
All Members Independent:	Yes
Number of Meetings:	7 meetings
Attendance:	100%
The mandate of the CGNC is to assist the Board in fulfilling its oversight responsibilities with respect to developing corporate governance guidelines, principles and policies for Alamos; identifying individuals qualified to be nominated as members of the Board; structure and composition of Board committees; evaluating the performance and effectiveness of the Board; Board succession and development; developing a Director education program and succession planning for the CEO (see above “Board and Executive Management Succession Planning”). The mandate of the CGNC requires that it shall be comprised of no less than three (3) Directors, all of whom are independent. At the end of 2023, the CGNC was comprised of five (5) independent Directors.
The CGNC, among other things, is responsible for identifying governance standards and practices applicable to the Company, monitoring new developments in corporate governance and making periodic recommendations to the Board; annually and periodically reviewing governance and related policies; assisting the Board in approving public disclosure with respect to corporate governance matters; and, ensuring a program and/or policy is in place with respect to Director education.
With respect to the composition of the Board, its committees and the appointment of the CEO, the CGNC shall on an annual basis (or more frequently if required), assess the size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board committees to properly discharge their responsibilities, and report the results of that assessment to the Board.
The CGNC shall also assess the effectiveness of the Board as a whole and each Board committee, and assess whether there is a lack of competencies and skills on the Board or with respect to individual Directors which results in the Board not being effective, and report the results of that assessment to the Board.
The CGNC oversees the process of identifying and recruiting new candidates for election or appointment as Directors, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board; overseeing the process of identifying and recruiting new candidates for election or appointment as Directors of the Company, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board.
Annually (and more frequently if appropriate), the CGNC will also assess the independence, as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the

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Company’s Director Independence Policy, of the individual Directors of the Company and report the results of that assessment to the Board. The CGNC, if/when required, will oversee the process of identifying and recruiting new candidates for appointment as CEO.

Human Resources Committee
Members:	Monique Mercier (Chair), David Gower, Elaine Ellingham, and J. Robert S. Prichard
All Members Independent:	Yes
Number of Meetings:	7 meetings
Attendance:	100%
The mandate of the HRC is to assist the Board in monitoring, reviewing and approving Alamos’ compensation policies and practices, including specifically the establishment of corporate goals and objectives relevant to compensation of the CEO, evaluation of the CEO’s performance and determination of the CEO’s compensation; in consultation with the CEO, establishment of corporate and personal performance objectives for executive officers of the Company other than the CEO; in consultation with the CEO, evaluation of performance of, and determination of compensation for, senior executives other than the CEO; compensation of the Directors of the Company and oversight of key compensation policies including incentive and equity‐based compensation plans of the Company.
The process by which the HRC determines the compensation for the issuer’s Directors and officers includes setting annual performance objectives, evaluation of such performance, annual reviews of CEO, executive management and Director compensation. For a detailed description of how compensation was determined, see the “Report on Executive Compensation”.
The charter of the HRC grants it authority to retain and terminate any compensation consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consultants.
Advisory services and fees for the year 2023 can be found on page 44 under “Independent Advice”.
The HRC must pre-approve other services provided by the compensation consultants at the request of management.
The Company participated in or purchased the following surveys in 2023:
•2023 Canadian Mining Industry Compensation Survey; and
•2023 Canada Mining General Benchmark Survey.
The HRC holds certain risk management responsibilities in respect of those risks within its area of focus. The Board strives to ensure that the members of the HRC have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The HRC avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. The HRC is also sensitive to the possible reputational damage that could be suffered by the organization where executives are not compensated in a manner that is consistent with the objectives of the Alamos executive compensation, program or that is otherwise not in the best interests of the Company and its stakeholders. Other mechanisms used to mitigate executive compensation risks include the Company’s Claw-back Policy and Minimum Equity Ownership Policy.

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Audit Committee
Members:	Claire Kennedy (Chair), Paul Murphy, David Fleck, and Elaine Ellingham
All Members Independent:	Yes
Number of Meetings:	5 meetings
Attendance:	100%

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Audit Committee oversees the Company’s practices with respect to the preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of Alamos. In addition, if and when required, the Audit Committee reviews the fairness of related party agreements and arrangements between the Company and related parties, as well as, the financial reporting of any transaction between the Corporation and any officer, director or other “related party” as defined within the Company’s Code of Business Conduct and Ethics. The Audit Committee also provides oversight of cybersecurity matters and receives regular updates from the Vice President, Information Technology on various internal initiatives. In 2023, the Audit Committee met with external cyber security advisors independent of management.
A full description of the responsibilities of Alamos’ Audit Committee is set forth in its charter, a copy of which is available at www.alamosgold.com.
All members of the Audit Committee are financially literate, as defined under National Instrument 52-110. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Company. Each of Claire Kennedy, Paul Murphy, David Fleck and Elaine Ellingham is an “audit committee financial expert” having the attributes required of a “financial expert” as defined under the Sarbanes Oxley Act of 2002. In determining financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

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Technical and Sustainability Committee
Members:	David Gower (Chair), Elaine Ellingham, and Shaun Usmar
All Members Independent:	Yes
Number of Meetings:	5 meetings
Attendance:	100%
Site Visits:	Island Gold site
The mandate of the Technical and Sustainability Committee (“TSC”) is to oversee Alamos’ technical, environmental (including any impacts as a result of climate change), health and safety and social responsibility performance at all operations and projects of the Company, to monitor related current and future regulatory issues and to make recommendations, where appropriate, to the Board. The TSC also oversees the development and implementation of the Company’s policies and practices on technical, environmental, health, safety and social responsibility matters in light of applicable laws and recommends best practices in the various jurisdictions in which the Company conducts its operations. To achieve this, the TSC reviews the Company’s existing programs to ensure that they minimize or prevent the effects of Alamos’ operations on the environment and monitors their effectiveness. It also reviews the measures implemented, and key resources committed to, developing a positive relationship with the individuals and communities impacted by Alamos’ operations. The TSC strives to ensure that the individuals employed in its areas of focus from each jurisdiction in which the Company operates communicate regularly and effectively with one another such that the value of their respective experiences and expertise are optimized.
On November 13, 2023, the Company released its annual ESG Report, which outlined the Company’s progress on its ESG performance in 2022 across its operations, projects and offices, and provides direction on planned initiatives for 2023. A copy of the ESG Report is available at www.alamosgold.com.

The 2022 ESG Report was guided by the Sustainability Accounting Standards Board (SASB) Metals & Mining Industry Standard, the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), and the Global Reporting Initiative Standards (GRI) for sustainability reporting “Core” requirements. It focuses on economic, environmental, social and governance topics and indicators that are of the greatest interest to Alamos’ stakeholders.

Since 2013, Alamos has published an annual Sustainability Report to provide transparency on its sustainability initiatives and results from its operating mines. Since 2019, the Company has branded this publication as an ESG Report to reflect the depth of its content and the standards to which it now aligns.

Alamos acknowledges climate change as a critical international concern to which the carbon footprint of the mining industry contributes. As is the case for most large companies, Alamos is subject to climate-related risk, including physical risks (i.e., resulting from changes to climate such as wildfires, floods, and storms) and transition risks (i.e., resulting from policy changes and other business-related volatilities). These risks are carefully considered at the highest level of our organization. Members of Alamos senior management have been assigned climate-related responsibilities, and Committees of the Board consider climate-related issues when reviewing and guiding strategy. Each year, the Company’s Executive Officers develop and recommend a strategic plan for approval by the Board. Our climate change-related strategy is incorporated within this strategic plan.

In support of Canada’s commitment to the Paris Accord and per the recommendations of the TCFD, Alamos announced its Company-wide GHG emissions reduction target in June 2022. By 2030, Alamos aims to reduce its absolute GHG emissions by 30% from our 2020/2021 average baseline year (a calculated emissions baseline of 170,000 tCO2e). This averaged baseline was determined to be reflective of a standard year of Alamos’ existing operations, following an in-depth review of our mines’ operating conditions and associated emissions between 2018 and 2021, wherein circumstances such as project development and COVID-19 constraints were considered. This target is inclusive of Scope 1 and 2 emissions of all GHGs covered by the Kyoto Protocol, and is considered a credible target per the Carbon Disclosure Project.

2024 Management Information Circular	74 | ALAMOS GOLD INC.

Public Affairs Committee
Members:	J. Robert S. Prichard (Chair), Monique Mercier, and Claire Kennedy
All Members Independent:	Yes
Number of Meetings:	4 meetings
Attendance:	100%
Site Visits:	N/A
The purpose of the Public Affairs Committee is to: (a) monitor the Company’s obligations and plans to build and foster relationships between Alamos and indigenous peoples and nations, public institutions, governments, political groups, economic groups, and other non-shareholder stakeholders (the “Stakeholders”); (b) evaluate and comment on the risks, and opportunities associated with Stakeholder engagement; and (c) provide oversight of Alamos’ procedures for compliance programs with respect to Stakeholder engagement, including specifically with respect to government relations and lobbyist activities.
OTHER INFORMATION
Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth, as at December 31, 2023, the number of securities authorized for issuance under the LTIP and historic equity compensation plans (under which no further securities may be issued); and, the number of securities remaining for issuance under the LTIP and ESPP which were last approved by the shareholders of the Company on May 26, 2022.
Equity Compensation Plan Information

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	5,837,403	CAD$9.32	14,010,446
Equity compensation plans not approved by security holders	—	—	—
Total	5,837,403	CAD$9.32	14,010,446
The dilution level for equity instruments issued in 2023, was 0.54% as at December 31, 2023. This compares to 0.55% as at December 31, 2022.
The year-end dilution level of total stock options outstanding as a percentage of Common Shares outstanding as at December 31, 2023, was 0.74%.
The grant rate for stock options granted in 2023 as a percentage of Common Shares outstanding as at December 31, 2023, was 0.16%.

2024 Management Information Circular	75 | ALAMOS GOLD INC.

Indebtedness of Directors and Executive Officers
At no time during the financial year ended December 31, 2023, was any Director or executive officer of the Company, proposed management nominee for election as a Director or each associate or affiliate of any such Director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as set forth in this Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or officers of the Company, proposed management nominees for election as a Director, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons has during the Company's last completed financial year ended December 31, 2023, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.
Management Contracts of Named Executive Officers
Management functions of the Company are substantially performed by Directors or executive officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.
Audit Committee
Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 25, 2024, which contains information for the year ended December 31, 2023. The AIF may be obtained from SEDAR+ under the Company’s profile at www.sedarplus.ca.
Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or executive officers of the Company, no proposed nominee for election as a Director, none of the persons who has been a Director or executive officer of the Company at any time since January 1, 2023 (being the commencement of the Company's last completed financial year), and no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.
Additional Information
Additional information relating to the Company is available under the Company's profile on the SEDAR+ website at www.sedarplus.ca or on the Company’s website, www.alamosgold.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recently completed financial year ended December 31, 2023.
Shareholders may obtain a copy of the Company’s AIF, financial statements and management's discussion and analysis upon request to the Company at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3 or by email at notice@alamosgold.com.
We welcome feedback and questions from shareholders and prospective shareholders at any time. Please contact Scott K. Parsons (Senior Vice President, Investor Relations) at + 1-416-368-9932 x. 5439 or by email: sparsons@alamosgold.com.
Direct Contact – Board of Directors
We welcome feedback and questions from shareholders and prospective shareholders at any time. The Board annually conducts a shareholder outreach campaign whereby they invite some of the Company’s largest institutional

2024 Management Information Circular	76 | ALAMOS GOLD INC.

shareholders to discuss any issues these shareholders may have and wished to address directly with the Board. A number of Shareholders accepted this invitation, and a wide range of topics were discussed at these meetings. Shareholders can contact the Board directly by sending an email to board@alamosgold.com.

2024 Management Information Circular	77 | ALAMOS GOLD INC.

SCHEDULE “A”
Board of Directors Mandate

The Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs. The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives. The composition, responsibilities, and authority of the Board are set out in this Mandate.
This Mandate and the Articles of the Company and such other procedures, not inconsistent therewith, as the Board may adopt from time to time, shall govern the meetings and procedures of the Board.
1.    Composition
1.1The directors of the Company (“Directors”) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.
1.2The Corporate Governance and Nominating Committee will annually (and more frequently, if appropriate) recommend candidates to the Board for election or appointment as Directors, taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board Committees to properly discharge their responsibilities, and the competencies and skills of the current Board.
1.3The Board approves the final choice of candidates.
1.4The shareholders of the Company elect the Directors annually.
1.5The Board has determined that a majority of the Directors will be “independent” as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy.
1.6The Board will appoint a Chair from among its members. If the Chair is not independent, the Board will designate one of the independent Directors as the Lead Director to facilitate the functioning of the Board independently of management of the Company. The Chair and, if appointed, the Lead Director, shall hold office at the pleasure of the Board until successors have been duly appointed or until the Chair or Lead Director, as applicable, resign, or are otherwise removed from office by the Board.
1.7The Corporate Secretary of the Company, or the individual designated as fulfilling the function of Secretary of the Company, will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. In the absence of the Corporate Secretary at any meeting, the Board will appoint another person who may, but need not, be a Member to be the secretary of that meeting.
2.    Responsibilities
2.1The Board is responsible for supervising the management of and setting strategic direction for the business and affairs of the Company and its subsidiary entities (the “Group”).
2.2In discharging their responsibilities, the Directors owe the following fiduciary duties to the Company:
(a)a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Company; and

2024 Management Information Circular	78 | ALAMOS GOLD INC.

(b)a duty of care: they must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.
2.3In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Company and the independent auditors and other professional advisers of the Company, subject to the Directors’ duty of care.
2.4In discharging their responsibilities, the Directors are also entitled to directors’ and officers’ liability insurance purchased by the Company and indemnification from the Company to the fullest extent permitted by law and the constating documents of the Company.
2.5The Board has specifically recognized its responsibilities for:
(a)hiring a Chief Executive Officer (the “CEO”) and approve the hiring of the Chief Financial Officer (the “CFO”) and Chief Operating Officer (the “COO”) and other senior officers who it believes will act with integrity and create a culture of ethical business conduct throughout the Group;
(b)adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company;
(c)overseeing the identification of the principal risks of the business of the Company and overseeing the implementation of appropriate systems to manage these risks;
(d)overseeing the integrity of the internal control and management information systems of the Company;
(e)oversee and review of the work by the Corporate Governance and Nominating Committee with respect to succession planning for the CEO, CFO, COO and other senior officers of the Company;
(f)ensuring that the Company operates at all times within applicable laws and regulations and to the highest ethical standards;
(g)approving and monitoring compliance with significant policies and procedures by which the Company is operated;
(h)developing strong corporate governance policies and procedures for the Company;
(i)ensuring the Company has in place a disclosure policy to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally and receive shareholder feedback;
(j)ensuring that the Company’s financial results are reported fairly and in accordance with generally accepted accounting standards;
(k)ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Company; and
(l)determining whether any members of the Company’s audit committee are “audit committee financial experts” as such term is defined in the rules and regulations of the United States Securities and Exchange Commission.
2.6It is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively. In order to facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for directors, having regard to whether they are independent directors or members of management. Specifically, in the case of the CEO, they shall not sit on more than two public company boards (including that of the Company), and in the case of a non-management director, they shall not sit on more than four public company boards (including that of the Company. The Board may, at its discretion, permit a further directorship in the case of a non-management director.
2.7Directors are expected to attend Board meetings, meetings of Board committees of which they are members and, where practicable, the annual meeting of the shareholders of the Company. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.

2024 Management Information Circular	79 | ALAMOS GOLD INC.

2.8Directors are expected to comply with the Code of Business Conduct and Ethics of the Company and any related policies or codes duly approved dealing with business conduct and ethics.

3.    Authority
3.1.The Board is authorized to carry out its responsibilities as set out in this Mandate.
3.2.The Board is authorized to retain, and to set and pay the compensation of independent legal counsel and other advisers if it considers this appropriate.
3.3.The Board is authorized to invite officers and employees of the Company and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings, if it considers this appropriate.
3.4.The Directors will have unrestricted access to the officers and employees of the Company. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Company and will, to the extent appropriate, advise the Chief Executive Officer of the Company of any direct communications between them and the officers and employees of the Company.
3.5.The Board and the Directors have unrestricted access to the advice and services of the Corporate Secretary and outside auditors and legal counsel.
3.6.The Board may delegate certain of its functions to Board committees, each of which may have its own charter or mandate. The following committees are currently constituted and are authorized to carry out the duties set out in their respective charters or mandates:

Board Committee	Charter or Mandate
Audit Committee	Audit Committee Charter
Human Resources Committee	Human Resources Committee Charter
Corporate Governance and Nominating Committee	Corporate Governance and Nominating Committee Charter
Technical and Sustainability Committee	Technical and Sustainability Committee Charter
Public Affairs Committee	Public Affairs Committee Charter
4.    Delegation to Management
4.1.To assist the Directors in discharging their responsibilities, the Board expects management of the Company to:
(a)review and update annually (or more frequently if appropriate) the Company’s strategic plan, and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;
(b)prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget, and report regularly to the Board on the Company’s performance against the business plan and budget;
(c)report regularly to the Board on the Company’s business and affairs and on any matters of material consequence for the Company and its shareholders;
(d)speak for the Company in its communications with shareholders and the public in accordance with the Company’s Disclosure Policy;
(e)comply with any additional expectations that are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings; and
(f)consult the Board with respect to all matters which by law require Board approval and, specifically, as to those matters set out in any delegation of authority policy or other similar directive.

2024 Management Information Circular	80 | ALAMOS GOLD INC.

4.2.The Board expects the Chief Executive Officer to fulfill the mandate, duties and responsibilities as set out in the Chief Executive Officer Mandate (Schedule “A”).
5.    Meetings and Proceedings
5.1Board meetings and proceedings shall be carried out in accordance with the Company’s By-Law Number 1.
5.2The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.
5.3An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.
5.4The independent Directors shall meet regularly alone to facilitate full communication.
6.    Self-Assessment
6.1.The Board shall, together with the Corporate Governance and Nominating Committee, at least annually, assess the Board’s effectiveness with a view to ensuring that the performance of the Board accords with best practices.
6.2.The Board shall annually review this Mandate and update it as required.
7.    Responsibilities of Chair
7.1.The Chair shall provide leadership to the Board to enhance the Board’s effectiveness, including:
(a)ensuring that the responsibilities of the Board are well understood by both management and the Board and acting as a liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner;
(b)ensuring that the Board works as a cohesive team with open communication;
(c)ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work;
(d)together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually; and
(e)together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.
7.2.The Chair is responsible for managing the Board, including:
(a)preparing the agenda of the Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;
(b)chairing all meetings of the Board in a manner that promotes meaningful discussion;
(c)adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;
(d)ensuring meetings are appropriate in terms of frequency, length and content;
(e)ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;
(f)working with the Corporate Governance and Nominating Committee in approaching potential candidates once potential candidates are identified, to explore their interest in joining the Board; and

2024 Management Information Circular	81 | ALAMOS GOLD INC.

(g)fulfills the mandate and responsibilities as set out in the position description for the Chair of the Board (Schedule “B”).
7.3.The Chair is responsible for chairing the meeting of shareholders of the Company, or delegating such duty to an appropriate member of the Board or Management.
7.4.The Chair is responsible for liaising with and, where appropriate, providing direction to the activities of the Corporate Secretary.
7.5.At the request of the Board, the Chair shall represent the Company to external groups such as shareholders and other stakeholders, including community groups and governments.
7.6.The Chair may delegate or share, where appropriate, certain of the above responsibilities with any independent committee of the Board.

2024 Management Information Circular	82 | ALAMOS GOLD INC.

Schedule “A”
Position Description
Chief Executive Officer
1.    Mandate
The Chief Executive Officer (the “CEO”) is the senior management officer of Alamos Gold Inc. (the “Company”). As such, the CEO is to: be the leader of an effective and cohesive management team for the Company; set the tone for the Company by exemplifying consistent values of high ethical standards and fairness; lead the Company in defining its vision; be the main spokesperson for the Company; and, bear the chief responsibility to ensure the Company meets its short-term operational and long-term strategic goals. The CEO works with and is accountable to the Board of Directors of the Company (the “Board”) with due regard to the Board's requirement to be informed and to be independent.
2.    Duties and Responsibilities
The CEO's primary duties and responsibilities are to:
(a)foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills environmental, social and governance responsibilities;
(b)maintain a positive work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels;
(c)develop and recommend to the Board long-term strategies and a vision for the Company that leads to creation of shareholder value;
(d)develop and recommend to the Board annual business plans and budgets that support the Company's long-term strategy;
(e)develop for approval by the Board the corporate objectives which the CEO is responsible to meet;
(f)identify the principal risks of the Company's business and ensure the implementation of appropriate systems to manage these risks;
(g)ensure that personnel and systems are in place so that the day-to-day business affairs of the Company are appropriately managed;
(h)consistently strive to achieve the Company's strategic, financial and operating goals and objectives;
(i)ensure that appropriate personnel and systems are in place for the integrity and adequacy of the Company's internal control and management information systems;
(j)ensure that the Company achieves and maintains a satisfactory competitive position within its industry and a high standard for its products and services;
(k)ensure, in cooperation with the Board, that there is an effective succession plan in place for the CEO position;
(l)ensure, in cooperation with the Board, that the Company has an effective management team below the level of the CEO and has an active succession plan, including the appointment, training and monitoring of senior management;
(m)formulate and oversee the implementation of major corporate policies;
(n)ensure, in cooperation with the Board, that there is an effective disclosure policy for the Company;
(o)serve as the chief spokesperson for the Company;
(p)comply at all times with the Company’s Code of Business Conduct and Ethics; and
(q)ensure that Board approval is obtained for the matters requiring Board approval, as set out in the Company’s Delegation of Authority Policy.

2024 Management Information Circular	83 | ALAMOS GOLD INC.

Schedule “B”
Position Description
Chair of the Board of Directors
1.    Mandate
The Chair of the Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management and the effective performance of the Board, and provides leadership and direction to the Board.
2.    Responsibilities
In addition to the responsibilities applicable to all directors of the Company, the responsibilities of the Chair of the Board include the following:
(a)Presiding at all meetings of the Company’s shareholders and of the Board;
(b)Assisting the Board, Board Committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities;
(c)During Board meetings, encouraging participation and discussion by individual directors, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded;
(d)Fostering ethical and responsible decision making by the Board and its individual members;
(e)Providing advice and counsel to the Chief Executive Officer and other senior officers of the Company;
(f)Overseeing all aspects of the Board and Board Committee functions to ensure compliance with the Company’s corporate governance practices;
(g)Overseeing an annual Board self-assessment;
(h)Ensuring independent directors regularly discuss among themselves, without the presence of management, the Company’s affairs; and
(i)Carrying out other responsibilities at the request of the Board.

2024 Management Information Circular	84 | ALAMOS GOLD INC.

SCHEDULE “B”
ALAMOS GOLD INC.
VIRTUAL AGSM USER GUIDE

# USER GUIDE - VIRTUAL MEETING

LUMI

## To start

This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time.

You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

## Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

## To participate online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

Using your smartphone, tablet or computer, go to the following address:

**Meeting Access**

web.lumiagm.com/425475736

## You will need the following information to log in:

| Meeting ID | Password |
|---|---|
| 425-475-736 | alamos2024 |

**Registered Shareholders**

The control number listed on your form of proxy.

**Appointed Proxy**

The control number or username provided by the transfer agent.

## Caution

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

**Registered Shareholders and Appointed Proxy**

Select "I have a login".

**Guests**

Select "I am a guest" and fill in the form.

16:23
Outlook
web.lumiagm.com
LUMI
I have a login
I am a guest
Support

**Registered Shareholders**

Enter the control number listed on your form of proxy and the password above.

**Appointed Proxy**

Enter the control number or username provided by the transfer agent and the password above.

16:23
Outlook
agmauth-agm-prod-ca.lumireactor.com
LUMI
Username
Password
LOGIN

2024 Management Information Circular	85 | ALAMOS GOLD INC.

HOME
MESSAGING
LUMI agm
PARTICIPATING IN THE MEETING
To listen to the Meeting, select the broadcast tab which appears on the right side of the screen on a computer or at the bottom on a mobile device. Press play to participate in the Meeting. You must have audio enabled on your device and the stream unmuted.
VOTING
Once voting has opened, the voting tab will appear on the navigation bar at the top of your screen. The resolutions and voting choices will then be displayed. After you vote, a message confirming "vote received" will appear. Your vote can be changed by simply clicking the other option. If you wish to cancel your vote, please press "Cancel".
QUESTIONS
Questions can be submitted at any time during the Meeting until the Chair closes the session. To submit a question, select the messaging tab at the top of your screen. Type your message within the text box at the top of the messaging screen and
BROADCAST

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.

16:25
web.lumiagm.com
Broadcast

## Voting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen.

You can change your votes until the end the voting period by simply selecting another choice.

16:25
web.lumiagm.com
482-568-917
VOTING
DOCUMENTS
Poll Open
You have voted on 1 of 3 items
Resolution 1
For - Vote received
For
Against
Withheld
CANCEL
Resolution 2
Select a choice to send.
For
Against
BROADCAST

You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

## Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow.

Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.

16:25
web.lumiagm.com
482-568-917
HOME
MESSAGING
Messaging
Ask a question
M. Smith
What is the dividend rate?
BROADCAST

LUMI

2024 Management Information Circular	86 | ALAMOS GOLD INC.